UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM [redacted]
ARS

(Mark One)
/ X / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2004**

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-09848

ALMOST FAMILY, INC.
(Exact name of registrant as specified in its charter)

Delaware	06-1153720
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
9510 Ormsby Station Road, Suite 300	40223
(Address of principal executive offices)	(Zip Code)

(502) 891-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.10 per share	NASDAQ SmallCap System
Preferred Stock Purchase Rights	

Indicate by check mark whether the Registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes_____ No __x__.

The aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant as of June 30, 2004 was approximately $14,597,000 (based on the last sale price of a share of the common stock as of June 30, 2004 ($8.45), as reported by the NASDAQ SmallCap System). As of March 28, 2005, 2,316,527 shares of the Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders, to be held May 16, 2005, is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

PART I **3**

Item 1. Business *3*

Item 2. Properties *15*

Item 3. Legal Proceedings *15*

Item 4. Submission of Matters to a Vote of Security Holders *17*

PART II **17**

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities *17*

Item 6. Selected Financial Data *18*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *19*

Item 7A. Quantitative and Qualitative Disclosures about Market Risk *37*

Item 8. Financial Statements and Supplementary Data *38*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure *61*

Item 9A. Controls and Procedures *61*

Item 9B. Other Information *61*

PART III **62**

Item 10. Directors and Executive Officers of the Registrant *62*

Items 11, 12, 13 and 14. Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; Certain Relationships and Related Transactions; and Principal Accountant Fees and Services *63*

PART IV **64**

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K *64*

PART I

ITEM 1. BUSINESS

Almost Family, Inc. ™ and subsidiaries (collectively "*Almost Family*") is a leading regional provider of home health nursing services and adult day care. In this report, the terms "Company", "we", "us" or "our" mean Almost Family, Inc. and all subsidiaries included in our consolidated financial statements. We have service locations in Florida, Kentucky, Ohio, Maryland, Connecticut, Massachusetts, Indiana and Alabama (in order of revenue significance).

We were incorporated in Delaware in 1985. Through a predecessor merged into the Company in 1991 we have been providing health care services, primarily home health care, since 1976. On January 31, 2000, we changed the Company's name to *Almost Family, Inc.* from Caretenders ® HealthCorp. We reported approximately $87 million of revenues from continuing operations in the year ended December 31, 2004. Unless otherwise indicated, the financial information included in Part I is for continuing operations.

How We Are Currently Organized and Operate

We operate in two service line groups: Home Health Care and Adult Day Care (ADC). The Home Health Care group consists of two reportable segments, Visiting Nurse (VN) and Personal Care (PC) while the ADC service line is also a separate reportable segment. Reportable segments have been identified based upon how we have organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." We follow the guidance in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassify operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented.

Our VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

Our PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 65% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Our ADC segment provides professional, high quality adult day care to disabled or frail adults who require some care or supervision, but who do not require intensive medical attention and/or wish not to live in a nursing home or other inpatient institution. These services are provided in our facilities. ADC revenues are usually generated on a per day of care basis. Approximately 85% of the ADC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Additional financial information about our segments can be found at Note 11 of our consolidated financial statements and related notes included elsewhere in this Form 10-K.

Our View on Reimbursement and Diversification of Risk

Our Company is highly dependent on government reimbursement programs which pay for the majority of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes as policy makers balance constituents' needs for health care services within the constraints of the specific government's fiscal budgets.

We believe that an important key to our historical success and to our future success is our ability to adapt our operations to meet changes in reimbursement as they occur. One important way in which we have achieved this adaptability in the past, and in which we plan to achieve it in the future, is to maintain some level of diversification in our business mix.

The execution of our business plan will increase the emphasis we place on our Visiting Nurse operations. Our Personal Care and Adult Day Care operations will help us maintain a level of diversification of reimbursement risk that we believe is appropriate.

Our Business Plan

Our future success depends on our ability to execute our business plan. Over the next three to five years we will try to accomplish the following:

- Generate meaningful same store sales growth through the focused provision of high quality services and attending to the needs of our patients;
- Expand the significance of our Visiting Nurse, Medicare-based, home health services by selectively acquiring other quality providers, and through the startup of new agencies; and
- Expand our capital base through both earnings performance and by seeking additional capital investments in our Company.

Based on our business plan, we expect our Visiting Nurse revenues to grow from under one-third of total revenues to about one-half of total revenues sometime in the next three to five years.

Overview of Our Services

Visiting Nurse Services (VN)

Our Visiting Nurse services consist primarily of the provision of skilled in-home medical services to patients in need of short-term recuperative health care. A majority of our patients receive this care immediately following a period of hospitalization or care in another type of in-patient facility. We operate thirteen (13) Medicare-certified home health agencies with a total of twenty-four (24) locations. In the year ended December 31, 2004, approximately 91% of our visiting nurse segment revenues were derived from the Federal Medicare program.

Our Visiting Nurse segment, which uses the trade name "*Caretenders™*", provides a comprehensive range of Medicare-certified home health nursing services. We also receive payment from Medicaid and private insurance companies. Our professional staff includes registered nurses, licensed practical nurses, physical, speech and occupational therapists, and medical social workers. They monitor medical treatment plans prescribed by physicians. Our professional staff is subject to state licensing requirements in the particular states in which they practice. Para-professional staff members (primarily home health aides) also provide care to these patients.

Our Visiting Nurse segment operations located in Florida normally experience higher admissions during the March quarter than in the other quarters due to seasonal population fluctuations.

Personal Care Services (PC)

Our PC segment services are also provided in patients' homes. These services (generally provided by para-professional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. We currently operate nineteen (19) personal care locations.

Adult Day Care (ADC)

Our adult day care centers provide professional, high quality adult day care to disabled or frail adults who require some care or supervision, but who do not require intensive medical attention and/or wish not to live in a nursing home or other inpatient institution. Our average center has capacity for over 60 guests per day. Some of our centers operate seven days a week. We also provide transportation services to and from our centers. We believe we are among the three largest providers in the country when measured in terms of adult day care center revenues and days of patient care.

Our adult day care centers offer a range of therapeutic and medical services designed to promote the independence of our participants and provide respite to their families and caregivers. Our on-site staff nurses administer medications and give attention to medical care. We also provide (i) a light breakfast, a hot lunch, and an afternoon snack; (ii) highly structured, individualized and creative activity programs which include recreation, education, field trips, sports, crafts, music and group conversations; and (iii) family counseling for our participants. This diversified service offering allows the patient and/or his or her family the flexibility to select the venue (or combination of venues) of care that is appropriate for them. Many *Almost Family, Inc.* adult day care patients receive care both at home and in our facilities. We currently operate twenty (20) adult day care centers.

Our ADC segment normally experiences seasonality in its operating results. Specifically, the quarters ended December and March typically generate lower operating income than the quarters ended June and September as the holiday season and winter weather tend to temporarily lower ADC in-center attendance.

As of December 31, 2004, we provided services through operating units in the following locations:

Locations	Visiting Nurse Branches	Adult Day Care Centers	Personal Care Branches
Kentucky:			
Louisville	1	2	1
Lebanon Junction	1	-	-
Lexington	1	1	1
Elizabethtown	1	1	-
Owensboro	1	1	-
Northern KY (metro Cincinnati)	1	1	-
Bardstown	-	1	-
Frankfort	1	-	-
Indiana:			
Evansville	1	-	1
Ohio:			
Cincinnati	-	1	1
Columbus	-	1	1
Cleveland	2	-	2
Akron	1	-	1
Youngstown	1	-	-
Massachusetts:			
Boston	1	-	-
Connecticut:			
Stamford	-	-	1
Middlebury/Waterbury	-	1	1
Danbury	-	-	1
West Haven	-	-	1
Bridgeport	-	-	1
Maryland:			
Baltimore area	-	8	-
Alabama:			
Birmingham	-	-	1
Florida:			
Fort Lauderdale	1	-	1
Port St. Lucie	1	-	-
Vero Beach	1	-	-
West Palm Beach	-	1	1
Fort Myers	1	1	1
Sarasota	1	-	1
Port Charlotte	1	-	-
Naples	1	-	1
Melbourne	1	-	-
Bradenton	1	-	-
Titusville	1	-	-
Orlando	1		
Total	24	20	19

Compensation for Services

We are compensated for our services by (i) Medicare (Visiting Nurse only), (ii) Medicaid (iii) other third party payors (e.g. insurance companies and other sources), and (iv) private pay (paid by personal funds). The rates of reimbursement we receive from Medicare, Medicaid and Other Government programs are generally dictated by those programs. In determining charge rates for goods and services provided to our other customers, we evaluate several factors including cost and market competition. We sometimes negotiate contract rates with third party providers such as insurance companies.

Our reliance on government sponsored reimbursement programs makes us vulnerable to possible legislative and administrative regulations and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the program, any of which could materially affect us. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect our ability to effectively market our services.

The following table sets forth our revenues derived from each major class of payor during the indicated periods (by percentage of net revenues):

Payor Group	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Medicare	33.8%	30.9%	30.9%
Medicaid and other Government Programs	52.0%	47.7%	50.4%
Insurance and private pay	14.2%	21.4%	18.7%

Historical changes in payment sources are primarily a result of the impact of changes in the types of customers we attract.

Our business plan calls for us to increase our payor mix to about 50% Medicare over the next three to five years with a corresponding decrease in the percentage of revenue derived from Medicaid and Other Government Programs.

As shown above, approximately 52% of our 2004 revenues were derived from state Medicaid and other government programs, most of which are currently facing significant budget issues. The Medicaid programs in each of the states in which we operate are taking actions or evaluating taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- Redefining eligibility standards for Medicaid coverage
- Redefining coverage criteria for home and community based care services
- Slowing payments to providers by increasing the minimum time in which payments are made
- Limiting reimbursement rate increases
- Changing regulations under which providers must operate

The actions being taken and/or being considered are because the number of Medicaid beneficiaries and their related expenditures are growing at a faster rate than the government's revenue. Medicaid is consuming a greater percentage of the budget. This issue is exacerbated when revenues slow in a slowing economy. We believe that these financial issues are cyclical in nature rather than indicative of the long-term prospect for Medicaid funding of health care services. Additionally, we believe our services offer the lowest cost alternative to institutional care and are a part of the solution to the states' Medicaid financing problems. It is possible however, that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on our results of operations, financial condition and liquidity.

See "Government Regulation" and "Cautionary Statements – Forward Outlook and Risks". We will monitor the effects of such items and may consider modifications to our expansion and development strategy when and if necessary.

Acquisitions

Over the next three to five years we will actively seek to acquire quality providers of Medicare-certified home health services like our current Visiting Nurse segment operations. We may consider acquisitions of businesses that provide health care services similar to those we currently offer in our ADC segment or Personal Care segment but we expect most of our acquisition activity to be focused on Visiting Nurse operations.

Factors which may affect future acquisition decisions include the quality and potential profitability of the business under consideration, and our profitability and ability to finance the transaction.

During 2004, we acquired one visiting nurse operation. This operation added to our market presence in Florida. No pro forma financial information has been provided as the acquisition was not significant compared to our existing operations.

Competition, Marketing and Customers

The visiting nurse industry is highly competitive and fragmented. Competitors include larger publicly held companies such as Gentiva (NasdaqNM:GTIV) and Amedisys (NasdaqNM:AMED), numerous privately held multi-site home care companies, privately held single-site agencies and a significant number of hospital-based agencies. In some locations, county health departments operate home health agencies. Competition for customers at the local market level is very fragmented and market specific. Generally each local market has its own competitive profile and no one competitor has significant market share across all our markets. The Federal Centers for Medicare and Medicaid Services (CMS, formerly HCFA) estimates total national annual Medicare home health spending of approximately $13 billion. To our best knowledge, no individual provider has more than 2% share of the national market.

We believe the primary competitive factors are quality of service and reputation among referral sources. However, competitors are increasingly focusing attention on providing alternative site health care services. We market our services through our site managers and marketing staff. These individuals contact referral sources in their areas to market our services. Major referral sources include: physicians, hospital discharge planners, Offices on Aging, social workers, and group living facilities. We also utilize consumer-direct sales, marketing and advertising programs designed to attract customers.

The adult day care and personal care industries are likewise highly competitive but fragmented. Competitors include: other adult day care centers, ancillary programs provided by nursing homes and hospitals, other government-financed facilities, assisted living and retirement communities, home health providers and senior adult associations. We compete by offering a high quality of care and by helping families identify and access solutions for care. Adult daycare services' competitive advantages include member activity programs, superior facilities and transportation services.

Government Regulation

Overview

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

We expect government officials to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. We expect legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid to continue. Such future changes may further impact reimbursement for our services. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on our operations.

Medicare Rates

A Medicare rate decrease of approximately 5.3% went into effect October 1, 2002. A Medicare rate increase of approximately 2.2% went into effect for our Visiting Nurse operations on October 1, 2003. Medicare rate changes during 2004 were insignificant. A Medicare rate increase of approximately 3.0% went into effect on January 1, 2005. Additionally, under existing law and regulation, on April 1, 2005 there will be an effective Medicare rate reduction of approximately 0.7% for the Company's agencies related to reimbursement for patients living in rural areas. Medicare rates will change each January 1 thereafter, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services minus 0.8% per year.

Refer to the "Cautionary Statements – Forward Outlook and Risks" below, the "Notes to the Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

Medicare Adult Day Care Demonstration Project

The Medicare Prescription Drug Bill of 2003 established a demonstration project (the Project) which will allow Medicare Home Health beneficiaries to elect to receive a portion of their home health plan of care in a licensed or certified medical adult day care center. The Project is intended to demonstrate whether the integration of adult day care services into home health care plans of treatment will result in better patient outcomes at a lower cost to the program. We will seek to be an active participant in this demonstration project.

Permits and Licensure

Many states require companies providing certain health care services to be licensed as home health agencies or adult day care centers. In addition, certain health care practitioners employed by us require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect our business. We believe we are currently licensed appropriately where required by the laws of the states in which we operate. There can be no assurance that either the states or the Federal government will not impose additional regulations upon our activities which might adversely affect our results of operations, financial condition, or liquidity.

Certificates of Need

Certain states require companies providing health care services to obtain a certificate of need issued by a state health-planning agency. Where required by law, we have obtained certificates of need from those states. There can be no assurance that we will be able to obtain any certificates of need which may be required in the future if we expand the scope of our services or if state laws change to impose additional certificate of need requirements, and any attempt to obtain additional certificates of need will cause us to incur certain expenses.

Other Regulations

A series of laws and regulations dating back to the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") and through the Medicare Prescription Drug Bill of 2003 have been enacted and apply to us. Changes in applicable laws and regulations have occurred from time to time since OBRA 1987 including reimbursement reductions and changes to payment rules. Changes are also expected to occur continuously for the foreseeable future.

As a provider of services under Medicare and Medicaid programs, we are subject to the Medicare and Medicaid anti-kickback statute, also known as the "fraud and abuse law." This law prohibits any bribe, kickback, rebate or remuneration of any kind in return for, or as an inducement for, the referral of Medicare or Medicaid patients. We may also be affected by the Federal physician self-referral prohibition, known as the "Stark" law, which, with certain exceptions, prohibits physicians from referring patients to entities in which they have a financial interest or from which they receive financial benefit. Many states in which we operate have adopted similar self-referral laws, as well as laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers, if such arrangements are designed to induce or to encourage the referral of patients to a particular provider.

Health care is an area of extensive and dynamic regulatory change. Changes in laws or regulations or new interpretations of existing laws or regulations can have a dramatic effect on our permissible activities, the relative costs associated with our doing business, and the amount and availability of reimbursement we receive from government and third-party payors. Furthermore, we will be required to comply with applicable regulations in each new state in which we desire to provide services.

As a result of the Health Insurance Portability and Accountability Act of 1996 and other legislative and administrative initiatives, Federal and state enforcement efforts against the health care industry have increased dramatically, subjecting all health care providers to increased risk of scrutiny and increased compliance costs.

We are subject to routine and periodic surveys and audits by various governmental agencies. We believe that we are in material compliance with applicable laws. However, we are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether we will be able to comply with such laws and regulations either in the markets in which we presently conduct, or wish to commence, business.

Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. We implemented changes in our operations to comply with the privacy aspects of HIPAA and we believe we are in compliance. We do not expect the cost of complying with privacy standards to have a material effect on our results of operations or financial position. We implemented changes in our operations to comply with the electronic transaction and code sets aspects of HIPAA and we believe we are in compliance with those requirements. Independent of HIPAA requirements, we have been developing new information systems with improved functionality to facilitate improved billing and collection activities, reduced administrative costs and improved decision support information. We have incorporated the HIPAA mandated electronic transaction and code sets into the design of this new software.

Regulations with regard to the security components of HIPAA were published in 2003. Those regulations are required to be implemented by April 2005. We believe we will be in substantial compliance with the security regulations, with no material impact on our results of operations or financial position.

Insurance Programs and Costs

We bear significant insurance risk under our large-deductible automobile and workers' compensation insurance programs and our self-insured employee health program. Under our automobile insurance program, we bear risk up to $100,000 per incident. Under our workers' compensation insurance program, we bear risk up to $250,000 per incident. We purchase stop-loss insurance for our employee health plan that places a specific limit, generally $150,000, on our exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2004 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however our deductible per claim increased from $25,000 to $250,000 effective April 1, 2003.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

We believe that our present insurance coverage is adequate. As part of our on-going risk management and cost control efforts, we continually seek alternatives that might provide a different balance of cost and risk, including potentially accepting additional self-insurance risk in lieu of higher premium costs.

Employees and Labor Relations

As of December 31, 2004 we had approximately 3,600 employees. None of our employees are represented by a labor organization. We believe our relationship with our employees is satisfactory.

Change in Fiscal Year End

In September 2001, we changed our fiscal year end from March 31 to December 31 effective December 31, 2001.

Restatement of Financial Statements

We reported in our Form 10-K for the nine months ended December 2001, that as a result of accounting errors, we restated our previously issued financial statements for the fiscal years ended March 31, 2001 and March 31, 2000, and our previously issued financial results for the quarterly periods in those fiscal years and the quarterly periods ended June 30 and September 30, 2001. Our previously reported net income was reduced by approximately $934,000 in the year ended March 31, 2001 and $363,000 in the year ended March 31, 2000. In the quarter ended March 31, 2002, we recorded approximately $816,000 (pre-tax) related to the cost of conducting our investigation into this matter, consisting primarily of professional fees.

Discontinued Operations and Decision to Retain Visiting Nurse Operations

As part of a formal plan of separation, in November 1999 we sold our product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare Holdings, Inc. in an asset sale for $14.5 million. We also announced that we would pursue available strategic alternatives to complete the separation of our Visiting Nurse operations. We used the proceeds from the sale to repay obligations outstanding under our bank line of credit. As a result of the operational separations, we recorded a one-time net of tax charge of approximately $5 million in 1999. That charge reduced the book value of these operations to their expected net realizable value, provided for losses on fulfilling certain obligations and close-down costs, and included the estimated future operating results of the Visiting Nurse operations prior to separation. As a result of those actions, we accounted for our Visiting Nurse operations as discontinued operations in our financial statements for periods reported from September 1999 through June 2001.

On September 14, 2001, our Board of Directors voted to terminate our previously adopted plan of disposition for our Visiting Nurse operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. As a result we terminated the use of discontinued operations accounting treatment for the Visiting Nurse segment.

As a result of the decision to retain our Visiting Nurse segment, we recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million resulting from the reversal of the remainder of accounting reserves we originally recorded at the time we adopted discontinued operations accounting treatment for this segment.

During the year ended December 31, 2003, we recorded in income from discontinued operations a one-time reduction in estimated tax liabilities of approximately $854,000, due to the expiration of various statutory limitations pertaining to the tax year (1999) in which we sold our product operations.

Discontinued Operations in Adult Day Care

We follow the guidance in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassify operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented. Several ADC units closed, sold or held for sale have been reclassified in our financial statements as further explained in the notes to the financial statements and management's discussion and analysis of financial condition and results of operation.

Cautionary Statements – Forward Outlook and Risks

Information provided herein by us contains, and from time to time we may disseminate material and make statements which may contain, "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of "safe harbor" provisions of the Act. We caution investors that any forward-looking statements made by us are not guarantees of future performance, and that our actual results may differ materially from those in the forward-looking statements as a result of various factors including, but not limited to, the following:

a) Visiting Nurse Operations Medicare Reimbursement Rates
Medicare reimbursement is subject to frequent change. A Medicare rate decrease of approximately 5.3% went into effect October 1, 2002. A Medicare rate increase of approximately 2.2% went into effect for our Visiting Nurse operations on October 1, 2003. Medicare rate changes during 2004 were insignificant. A Medicare rate increase of approximately 3.0% went into effect on January 1, 2005. Additionally, under existing law and regulation, on April 1, 2005 there will be an effective Medicare rate reduction of approximately 0.7% for the Company's agencies related to reimbursement for patients living in rural areas. Medicare rates will change each January 1 thereafter, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services minus 0.8% per year.

There can be no assurance that Medicare laws, regulations and reimbursement rates will not be changed in an adverse way in the future.

b) Our Ability to Grow Same Store Sales
An important part of our success is dependent upon our ability to generate same store sales growth. We compete with numerous well-established competitors which have substantially greater financial resources than us. Competitors are increasingly focusing attention on providing alternative site health care services, specifically on adult day care. Such increasing competition may adversely affect revenues and profitability of our operations. While we believe, based on current facts and circumstances, that we will be able to do so, we may not be able to generate the targeted sales growth.

c) Acquisitions
We seek to establish and increase market share through acquisitions in existing and new markets, particularly in our Visiting Nurse segment. We evaluate potential acquisition candidates that will complement or expand our current services. In attempting to make acquisitions, we compete with other providers, some of which have greater financial resources than us. We currently believe that acquisition candidates meeting the criteria of our acquisition strategy will continue to be identified in the future and certain of these candidates will be acquired by us. However, there can be no assurance that suitable acquisitions will continue to be identified or that acquisitions can be consummated on acceptable terms. See separate Cautionary Statement regarding financing.

d) Financing
Our ability to pursue our strategic plan is dependent upon our ability to obtain financing on satisfactory terms and conditions. If we are unable to obtain satisfactory financing it would have an adverse impact on our liquidity and our ability to execute our development plans. We are subject to certain restrictive covenants under our bank financing arrangement. There can be no assurance that we will remain in compliance with these covenants in future periods.

e) Regulation and Reform
Legislative proposals are continually introduced or proposed in Congress and in state legislatures that would effect major changes in the health care system, either nationally or at the state level. However, we cannot

predict whether any of the proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material impact on our operations.

In addition, different interpretations or enforcement of laws and regulations governing the healthcare industry could require us to make changes in our programs, personnel, services, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and regulations, we could become ineligible to receive government program payments, be required to make repayment of certain payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations.

Recently, there have been heightened and coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent Medicare or Medicaid claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

f) Medicaid Concentration and Regulation Changes

We have a significant dependence on state Medicaid reimbursement programs. For the year ended December 31, 2004, approximately 12.8%, 12.3%, 12.2%, 2.8%, 2.0% 4.8%, 0.8% and 0.1% of our revenues were generated from Medicaid reimbursement programs in the states of Ohio, Maryland, Kentucky, Florida, Massachusetts, Connecticut, Indiana and Alabama, respectively.

Approximately 52% of our 2004 revenues were derived from state Medicaid and other government programs, most of which are currently facing significant budget issues. The Medicaid programs in each of the states in which we operate are taking actions or evaluating taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- Redefining eligibility standards for Medicaid coverage
- Redefining coverage criteria for home and community based care services
- Slowing payments to providers by increasing the minimum time in which payments are made
- Limiting reimbursement rate increases
- Changing regulations under which providers must operate

The actions being taken and/or being considered are because the number of Medicaid beneficiaries and their related expenditures are growing at a faster rate than the government's revenue. Medicaid is consuming a greater percentage of the budget. This issue is exacerbated when revenues slow in a slowing economy. It is possible that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on our results of operations, financial condition and liquidity.

g) Third Party Reimbursement

We derive substantial portions of our revenues from third-party payors, including government reimbursement programs such as Medicare, Medicaid and non-government sources such as commercial insurance companies, HMOs, PPOs and contract services. These payors continuously seek ways to limit payments to health care providers. There can be no assurance that payments under these programs will be sufficient to cover the costs of providing patients care. We cannot predict whether and what additional proposals or cost containment measures will be adopted or, if adopted, what effect, if any, such proposals might have on our operations.

h) Insurance and claims

We believe our present insurance coverage is adequate. However, there can be no assurance that such insurance will be available, or, if available, that such insurance will be either adequate to cover our liabilities or available at affordable rates. In addition, increasing insurance costs, and the increasing unwillingness of insurance companies to insure against certain types of losses, raise some questions as to whether we will be able to obtain or continue our present insurance coverage. The inability to obtain adequate insurance coverage at affordable rates, or a loss of existing coverage, could have a material effect on us. We are exposed to insurance risk under our automobile, workers' compensation and medical self-insurance programs. Accordingly, our future operating costs are subject to changes in these programs.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2004 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however our deductible per claim increased from $25,000 to $250,000 effective April 1, 2003.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

Claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, and divert management resources from the operation of our business.

i) Inclement Weather

We provide our services to individuals in home and community settings. Due to our geographic concentrations, severe weather such as snow and hurricanes may hinder our ability to provide our services and can impact our operating results.

j) Revenues Subject to Adjustment

The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) the determination of cost-reimbursed revenues, 2) medical coding, particularly with respect to Medicare, 3) patient eligibility, particularly related to Medicaid, and 4) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

k) Availability of health care professionals at reasonable costs

Competition for skilled employees is intense, and the process of locating and recruiting skilled employees with the combination of qualifications and attributes required to effectively care for elderly patients in a residential setting can be difficult and lengthy. In addition, there is currently a nationwide shortage of qualified nurses and therapists, which could increase the wages and benefits necessary to recruit and retain nurses and therapists for our VN operations. Because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to recruit and retain qualified nurses and therapists could negatively impact our profitability. We cannot assure you that we will be successful in attracting, retaining or training personnel for nursing, management, marketing, operations, and other functions. Our business could be disrupted and our growth and profitability negatively impacted if we are unable to attract and retain skilled employees.

Website Access to Our Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on our website at www.almost-family.com as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Also, copies of our annual report will be made available, free of charge, upon written request.

ITEM 2. PROPERTIES

Our executive offices are located in Louisville, Kentucky in approximately 25,000 square feet of space leased from an unaffiliated party.

We have 67 real estate leases ranging from approximately 200 to 24,000 square feet of space in their respective locations. See "Item 1. Business – Operating Segments" and Note 9 to our audited consolidated financial statements. We believe that our facilities are adequate to meet our current needs, and that additional or substitute facilities will be available if needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to claims and suits arising in the ordinary course of our business, including claims for damages for personal injuries. In our opinion the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on our financial position or results of operations.

Franklin Litigation

On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding), filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003. In April 2003 the court issued a ruling in favor of the plaintiffs awarding damages of $984,970. The Company believes the Court erred both in its finding of liability and in its determination of the amount of damages. The Company is seeking appellate review of the lower court decision. As a part of the appeal, the Company was required to post cash of $1,154,241 in an escrow account with the Tennessee Courts in lieu of a supersedeas appeal bond until the appeal court issues a decision. This cash is reflected as "Cash held in escrow" in the accompanying balance sheet and will remain in escrow until the matter reaches its ultimate resolution.

Based on the advice of legal counsel, the Company believes that the damage award by the lower court does not create a "probable" loss as set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." Accordingly, no provision for the damages award has been recorded in the accompanying financial statements. Should the facts and circumstances change in the future to the extent that such a loss appears probable, the Company would record a provision at that time.

Based on the advice of legal counsel, the Company believes it has strong grounds for appealing the trial court's decision and it intends to vigorously pursue its appeal. The Company can give no assurance that it will be successful in its appeal. The appeals court heard oral arguments in the case in February 2005 but has given no indication of when it will issue a ruling.

Kentucky Transportation Litigation

Prior to July 1, 2002, the Commonwealth of Kentucky managed its Medicaid transportation program internally. Effective July 1, 2002 the Commonwealth contracted with an independent broker (the Broker) for the management of the program in the Louisville KY area. The Broker then contracted with the Company, among others, for the provision of transportation services to Medicaid beneficiaries. The Company's services pursuant to the contract were limited to transportation of Medicaid beneficiaries who also attended the Company's in-center adult day care programs. The Broker almost immediately began to encounter significant financial difficulties and paid the Company for only a small portion of the amounts due for services rendered. On October 22, 2002, three of the Broker's other contracted providers filed a motion with the US Bankruptcy Court to liquidate the Broker under Chapter 7 of the Federal Bankruptcy Code. On November 25, 2002, the Broker voluntarily chose to convert its bankruptcy status to a Chapter 11 voluntary reorganization. On March 3, 2003, the Broker reconverted its case to a Chapter 7 liquidation proceeding.

In May 2003, along with a group of other affected providers, the Company filed suit against the Commonwealth in Franklin Circuit Court seeking payment directly from the Commonwealth. The Commonwealth objected to the lawsuit on the basis of sovereign immunity (since the group did not have a direct contract with the Commonwealth) and filed a motion to dismiss the lawsuit. In July 2003, a hearing on the motion to dismiss was held and at the judge's request written briefs were filed before the judge would make a decision. In August 2003, the motion to dismiss was granted and after discussion with legal counsel, an appeal of this decision was made to the Kentucky Court of Appeals. On September 24, 2004 the appeals court affirmed the lower court's decision. In its decision, the Court indicated that the Company could pursue its claim at the Kentucky Board of Claims; such a claim would be limited to $200,000 in damages.

On June 26, 2004 a lawsuit was filed on behalf of the bankruptcy estate against the Commonwealth of Kentucky. The case alleges that the state misrepresented material facts about the contract that it signed with the Broker. The suit alleges that the Commonwealth intentionally under-funded the contract with the bankrupt Broker. Unlike the group of affected providers in the Franklin Circuit Court proceeding discussed above, the Broker did have a direct contract with the Commonwealth.

As of December 31, 2004 and December 31, 2003, the Broker owed the Company approximately $535,000, which amount is included in accounts receivable, net on the accompanying balance sheets. Based on discussions with legal counsel, the Company estimates that it will be able to recover approximately 80% of the claim if the lawsuit is successful. Accordingly, the Company has established a collectibility reserve of approximately $106,000 against the receivable in this case. Although the Company currently believes it will be successful in ultimately collecting the amounts currently due us under this arrangement, there can be no assurance that such amounts will in fact be collected. Should it become evident in the future that a material amount will not be collectible, the Company will, at that time, record an additional provision for uncollectible accounts.

The Company's loan agreement executed with its lender in March 2004 provides that the loss of either or both of the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ SmallCap System. The stock is traded under the symbol "AFAM" (formerly CTND). Set forth below are the high and low sale prices for the common stock for the periods indicated reported by NASDAQ:

Closing Common Stock Prices

Quarter Ended:		High		Low
March 31, 2003	$	7.26	$	4.08
June 30, 2003	$	7.80	$	4.36
September 30, 2003	$	8.60	$	7.55
December 31, 2003	$	9.46	$	7.70
March 31, 2004	$	9.00	$	8.00
June 30, 2004	$	8.45	$	7.90
September 30, 2004	$	8.60	$	7.42
December 31, 2004	$	14.45	$	8.02

On March 21, 2005, the last reported sale price for the common stock reported by NASDAQ was $13.94 and there were approximately 429 holders of record of our common stock. No cash dividends have been paid by us during the periods indicated above. We do not presently intend to pay dividends on our common stock and will retain our earnings for future operations and the growth of our business.

Equity Compensation Plans

As of December 31, 2004, shares of common stock authorized for issuance under our equity compensation plans are summarized in the following table. See note 7 to the consolidated financial statements for a description of the plans.

Plan Category	Shares to Be Issued Upon Exercise	Weighted-Average Option Exercise Price	Shares Available for Future Grants
Plans approved by shareholders	526,000	$ 3.20	425,993
Plans not approved by shareholders	-	-	-
Total	526,000	$ 3.20	425,993

We did not repurchase any shares of our common stock during 2004.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from the consolidated financial statements of the Company for the periods and at the dates indicated. The information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this and prior year Form 10-Ks.

(Dollar amounts in 000's except per share data)	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31 2001 (unaudited)	Nine Months Ended December 31, 2001	Year Ended March 31, 2001
Results of operations data:						
Net revenues	$ 86,827	$ 83,260	$ 80,952	$ 74,456	$ 55,937	$ 71,144
Income (loss) from:						
Continuing operations	$ 1,530	$ 1,425	$ 1,666	$ 2,759	$ 2,230	$ 854
Discontinued operations	(339)	695	(321)	1,001	1,098	426
Net income (loss)	$ 1,191	$ 2,120	$ 1,345	$ 3,761	$ 3,328	$ 1,278
Per share:						
Basic:						
Number of shares (in 000's)	2,303	2,295	2,416	2,646	2,478	3,146
Income (loss) from:						
Continuing operations	$ 0.66	$ 0.62	$ 0.69	$ 1.04	$ 0.90	$ 0.27
Discontinued operations	(0.14)	0.30	(0.13)	0.38	0.44	0.13
Net income (loss)	$ 0.52	$ 0.92	$ 0.56	$ 1.42	$ 1.34	$ 0.40
Diluted:						
Number of shares (in 000's)	2,567	2,539	2,720	3,077	2,909	3,307
Income (loss) from:						
Continuing operations	$ 0.60	$ 0.56	$ 0.61	$ 0.90	$ 0.77	$ 0.26
Discontinued operations	(0.14)	0.27	(0.12)	0.32	0.37	0.12
Net income (loss)	$ 0.46	$ 0.84	$ 0.49	$ 1.22	$ 1.14	$ 0.38

Balance sheet data as of:	December 2004	December 2003	December 2002	December 2001	March 2001
Working capital	$ 6,519	$ 10,069	$ 11,109	$ 12,581	$ 9,741
Total assets	28,062	32,101	35,354	34,103	33,984
Long-term liabilities	5,833	12,694	17,071	14,847	13,482
Total liabilities	14,495	19,837	25,250	23,721	26,726
Stockholders' equity	13,567	12,264	10,104	10,381	7,258

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We operate in two service line groups: Home Health Care and Adult Day Care (ADC). The Home Health Care group consists of two reportable segments, Visiting Nurse (VN) and Personal Care (PC) while the ADC service line is also a separate reportable segment. Reportable segments have been identified based upon how we have organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

Our VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

Our PC segment services are also provided in patients' homes. These services (generally provided by para-professional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 65% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Our ADC segment provides professional, high quality adult day care to disabled or frail adults who require some care or supervision, but who do not require intensive medical attention and/or wish not to live in a nursing home or other inpatient institution. These services are provided in our physical facilities. ADC revenues are usually generated on a per day of care basis. Approximately 85% of the ADC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

The presentation of the Company's operations in three segments differs from its previous reporting of two segments due to a reorganization of the way in which the Company manages its business and in the way in which information is reported, both of which resulted from refinements in the Company's business plan adopted in early 2004. Segment data for previous periods have been restated to conform to the new reporting structure.

Our View on Reimbursement and Diversification of Risk
Our Company is highly dependent on government reimbursement programs which pay for the majority of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes as policy makers balance their own needs to meet the health care needs of constituents while also meeting their fiscal objectives.

We believe that an important key to our historical success and to our future success is our ability to adapt our operations to meet changes in reimbursement as they occur. One important way in which we have achieved this adaptability in the past, and in which we plan to achieve it in the future, is to maintain some level of diversification in our business mix.

The execution of our business plan will increase the emphasis we place on our Visiting Nurse operations. Our Personal Care and Adult Day Care operations will help us maintain a level of diversification of reimbursement risk that we believe is appropriate.

Our Business Plan
Our future success depends on our ability to execute our business plan. Over the next three to five years we will try to accomplish the following:

- Generate meaningful same store sales growth through the focused provision of high quality services and attending to the needs of our patients;
- Expand the significance of our Visiting Nurse, Medicare-based, home health services by selectively acquiring other quality providers and through the startup of new agencies; and
- Expand our capital base through both earnings performance and by seeking additional capital investments in our Company.

Based on our business plan, we expect our Visiting Nurse revenues to grow from under one-third of total revenues to about one-half of total revenues sometime in the next three to five years.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

Receivables and Revenue Recognition
We recognize revenues when patient services are provided. Our receivables and revenues are stated at amounts estimated by us to be their net realizable values. The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) the determination of cost-reimbursed revenues, 2) medical coding, particularly with respect to Medicare, 3) patient eligibility, particularly related to Medicaid, and 4) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

Allowance for Doubtful Accounts
We evaluate the collectibility of our accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. We calculate our reserve for bad debts based on the length of time that the receivables are past due. The percentage applied to the receivable balances in the various aging categories is based on historical collection experience.

Insurance Programs
We bear significant insurance risk under our large-deductible automobile and workers' compensation insurance programs and our self-insured employee health program. Under our automobile insurance program, we bear risk up to $100,000 per incident. Under our workers' compensation insurance program, we bear risk up to $250,000 per incident. We purchase stop-loss insurance for our employee health plan that places a specific limit, generally $150,000, on our exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2004 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however, our deductible per claim increased from $25,000 to $250,000 effective April 1, 2003.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

We believe that our present insurance coverage is adequate. As part of our on-going risk management and cost control efforts, we continually seek alternatives that might provide a different balance of cost and risk, including potentially accepting additional self-insurance risk in lieu of higher premium costs.

Impairment of Property, Equipment and Intangible Assets

We evaluate our property and equipment and intangible assets on a periodic basis to determine if facts and circumstances suggest that the assets may be impaired or the estimated useful life of the assets may need to be changed. We consider internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the facility or asset over the asset's remaining life indicate that the carrying value of the asset will not be recovered, the carrying value will be adjusted to its fair value if it is lower. There were no impairment charges recorded during the year ended December 31, 2004; however, if the projections or our assumptions change in the future, we may be required to record impairment charges not previously recorded for our assets.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141 eliminated the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives can no longer be amortized, but instead must be tested for impairment at least annually. We completed the required initial test for impairment upon adoption in 2002 and concluded that no impairment exists. In addition, we completed the required annual tests for impairment in 2004 and 2003 and concluded that no impairment exists.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 142). This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS 144 on January 1, 2002, and there was no effect on our financial position and results of operations.

Accounting for Income Taxes

As of December 31, 2004, we have net deferred tax assets of approximately $963,000. The net deferred tax asset is composed of approximately $226,000 of long-term deferred tax liabilities and $1,189,000 of long-term deferred tax assets. We have provided a valuation allowance against certain net deferred tax assets based upon our estimation of realizability of those assets through future taxable income. This valuation was based in large part on our history of generating operating income or losses in individual tax locales and expectations for the future. Our ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. We have considered the above factors in reaching our conclusion that it is more likely than not that future taxable income will be sufficient to fully utilize the net deferred tax assets (net of the valuation allowance) as of December 31, 2004. However, there can be no assurances that we will meet our expectations of future taxable income.

During the year ended December 31, 2003, based on changes in facts and circumstances, favorable changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for 2004, 2003, and 2002 included a reduction of previously recorded valuation allowances of approximately $21,000, $96,000, and $73,000 respectively. During the year ended December 31, 2003, we recorded in income from discontinued operations, a one-time reduction in estimated tax liabilities of approximately $854,000, due to the expiration of various statutory limitations pertaining to the tax year 1999 in which we sold our product operations.

Seasonality

Visiting Nurse Segment

Our Visiting Nurse segment operations located in Florida normally experience higher admissions during the March quarter than in the other quarters due to seasonal population fluctuations.

ADC Segment

Our ADC segment normally experiences seasonality in its operating results. Specifically, the quarters ended December and March typically generate lower operating income than the quarters ended June and September as the holiday season and winter weather tend to temporarily lower ADC in-center attendance.

RESULTS OF OPERATIONS

Continuing Operations
Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

	Year Ended					
Consolidated	**December 2004**		**December 2003**		**Change**	
	Amount	**% Rev**	**Amount**	**% Rev**	**Amount**	**%**
Net Revenues:						
Home Health Care:						
Visiting nurses	$ 32,227,614	37.1%	$ 29,375,519	35.3%	$ 2,852,095	9.7%
Personal care	33,542,824	38.6%	32,266,965	38.8%	1,275,859	4.0%
	65,770,438	75.7%	61,642,484	74.0%	4,127,954	6.7%
Adult day care	21,056,742	24.3%	21,617,259	26.0%	(560,517)	-2.6%
	$ 86,827,180	100.0%	$ 83,259,743	100.0%	$ 3,567,437	4.3%
Operating income:						
Home Health Care						
Visiting nurses	$ 4,671,221	14.5%	$ 4,281,189	14.6%	$ 390,032	9.1%
Personal care	3,036,043	9.1%	3,786,610	12.4%	(750,567)	-16.6%
	7,707,264	11.7%	8,067,799	13.4%	(360,535)	-3.3%
Adult day care	1,087,575	5.2%	1,068,178	5.9%	19,397	8.1%
	8,794,839	10.1%	9,135,977	11.5%	(341,138)	-1.8%
Unallocated corporate expense	5,788,721	6.7%	6,194,977	7.9%	(406,256)	-3.5%
	3,006,118	3.5%	2,941,000	3.5%	65,118	2.2%
Facility gains/(losses)	(43,363)	NM	(104,489)	-0.1%	61,126	-58.5%
Interest expense	447,038	0.5%	658,867	0.8%	(211,829)	-32.2%
Income taxes	985,821	1.1%	752,920	0.9%	232,901	30.9%
Income from continuing operations	$ 1,529,896	1.8%	$ 1,424,724	1.7%	$ 105,172	7.4%

NM=Not Meaningful

Our net revenues increased approximately $3.6 million or 4.3% with 9.7% growth in VN, and 4% growth in PC offsetting a 2.6% decline in ADC. VN revenue growth was driven by admissions growth as we continue to execute our strategic plan and increase our focus on this segment. The decline in ADC revenue resulted from lower attendance in our facilities due to market conditions including state Medicaid program efforts to constrain the rate of growth in spending.

VN operating income grew on the increases in admissions and revenues. PC operating income declined due to shifts in the mix of our business, increased general and administrative costs and increased provision for uncollectible accounts. ADC operating income increased slightly due to lower general and administrative costs resulting from staff reductions and our reorganization of segment management in early 2004. Refer to the discussion of each segment below.

In the quarter ended September 30, 2004 four hurricanes hit the State of Florida. These hurricanes had the effect of reducing 2004 VN operating income by approximately $180,000, and net income by approximately $108,000.
The effective income tax rate was approximately 39.2% of income before income taxes for 2004 compared to 34.6% in 2003.

The tax provision from continuing operations for 2003 included a credit of $96,000 or $0.04 per diluted share related to the elimination of a valuation allowance on certain state tax net operating loss carry-forwards.

Visiting Nurse Segment-Year Ended December 31, 2004 and 2003

Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs. In addition to our focus on operating income from the Visiting Nurse segment, we also measure this segment's performance in terms of admissions, patient months of care, revenue per patient month and cost of services per patient month.

	Year Ended					
	December 2004		December 2003		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$ 32,227,614	100.0%	$ 29,375,519	100.0%	$ 2,852,095	9.7%
Cost of services	25,158,098	78.1%	22,382,927	76.2%	2,775,171	12.4%
General and administrative	1,057,075	3.3%	1,280,511	4.4%	(223,436)	-17.4%
Depreciation and Amortization	842,389	2.6%	860,478	2.9%	(18,089)	-2.1%
Uncollectible accounts	498,831	1.5%	570,414	1.9%	(71,583)	-12.5%
Operating income	$ 4,671,221	14.5%	$ 4,281,189	14.6%	$ 390,032	9.1%
Admissions	11,540		10,536		1,004	9.5%
Patient months of care	26,481		24,493		1,988	8.1%
Revenue per patient month	$ 1,217		$ 1,199		$ 18	1.5%
Cost of services per patient month	$ 950		$ 914		$ 36	3.9%
Billable Visits	249,937		235,375		14,562	6.2%

VN contribution for the year ended December 31, 2004 was $4.6 million versus $4.2 million last year despite the effect of Florida hurricanes which lowered 2004 operating income by approximately $180,000. Admissions grew about 9.5% over the prior year while patient months increased 8.1% reflecting a reduction in the average length of stay. Revenue per patient month increased about 1.5% primarily due to higher Medicare rates between periods.

Operating costs per patient month also increased about 4% due to increased staffing and insurance costs. In March 2004, the Company received Medicare certification for a new start-up agency in Melbourne FL. In April 2004, the Company received Medicare certification for a new start-up agency in Bradenton FL. These operations contributed revenues of approximately $1.2 million and operating income of approximately $134,000 in the year ended December 2004. In the quarter ended December 31, 2004, the Company purchased a startup agency in Orlando, Florida and started Medicare operations in Cleveland, Akron and Youngstown, Ohio. These operations contributed revenues of approximately $37,000 and operating losses of approximately $184,000.

General and administrative expenses declined due to staff reductions and the reorganization of segment operations in early 2004.

Personal Care (PC) Segment-Year Ended December 31, 2004 and 2003

Approximately 65% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

	Year Ended					
	December 2004		December 2003		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$ 33,542,824	100.0%	$ 32,266,965	100.0%	$ 1,275,859	4.0%
Cost of services	28,982,440	86.4%	27,429,394	85.0%	1,553,046	5.7%
General and administrative	349,451	1.0%	222,911	0.7%	126,540	56.8%
Depreciation and Amortization	346,956	1.0%	257,668	0.8%	89,288	34.7%
Uncollectible accounts	827,934	2.5%	570,382	1.8%	257,552	45.2%
Operating income	$ 3,036,043	9.1%	$ 3,786,610	11.7%	$ (750,567)	-19.8%
Admissions	2,560		2,529		31	1.2%
Patient months of care	36,760		36,577		183	0.5%
Patient days of care	464,611		441,732		22,879	5.2%
Billable hours	1,870,638		1,764,047		106,591	6.0%
Revenue per billable hour	$ 17.93		$ 18.29		$ (0.36)	-2.0%

PC contribution for the year ended December 31, 2004 was about $3 million versus $3.7 million in 2003. Patient days and billable hours both increased reflecting increased utilization of services per patient. Revenue per billable hour decreased 2.0% from prior year primarily due to changes in mix. Certain of our PC markets experienced inordinate declines in volumes, while others experienced volume growth. Significant volume declines in two particular markets were more than offset by volume growth in certain other lower margin markets. These changes in our business resulted in aggregate cost of services growing faster than aggregate revenues.

General administrative expenses in total and as a percentage of revenues increased due to our management reorganization which added staff to the PC management team. Our provision for uncollectible accounts in PC in the year ended December 31, 2004 was higher than the prior year primarily due to an increasing difficulty being experienced in the collection of accounts from certain state Medicaid programs.

Depreciation and amortization increased due to investments made in information systems.

Adult Day Care (ADC) Segment-Year Ended December 31, 2004 and 2003 (Continuing Operations)

Approximately 85% of the ADC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients. The operating results set forth in the following table include continuing operations only.

	Year Ended					
	December 2004		December 2003		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$ 21,056,742	100.0%	$ 21,617,259	100.0%	$ (560,517)	-2.6%
Cost of services	17,573,386	83.5%	17,451,470	80.7%	121,916	0.7%
General and administrative	821,437	3.9%	1,730,458	8.0%	(909,021)	-52.5%
Depreciation and Amortization	1,091,003	5.2%	946,737	4.4%	144,266	15.2%
Uncollectible accounts	483,341	2.3%	420,416	1.9%	62,925	15.0%
Operating income	$ 1,087,575	5.2%	$ 1,068,178	4.9%	$ 19,397	1.8%
Admissions	973		846		127	15.0%
Patients served	19,507		19,461		46	0.2%
Patient days of care	300,129		303,008		(2,879)	-1.0%
Revenue per patient day	$ 70.16		$ 71.34		$ (1.18)	-1.7%
ADC in-center averages:						
Average weekday attendance	1,027		1,033		(6)	-0.6%
Center capacity	1,404		1,390		14	1.0%
Center occupancy rate	73.2%		74.3%		-1.1%	-1.5%

Revenue per day declined about 1.7% primarily due to payor and service mix changes and lower Kentucky Medicaid transportation rates. Patient days of care declined due to lower attendance in our facilities. We believe that the lower attendance is related primarily to market conditions including state Medicaid program efforts to constrain the rate of growth in spending.

Cost of services grew 0.7% despite volume declines primarily due to increases in wage rates and benefit costs and increases in facility costs.

General and administrative expenses declined due to staff reductions and the reorganization of segment operations in early 2004. Depreciation and amortization increased due to investments in information systems and transportation vehicles.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Consolidated	Year Ended December 2003 Amount	% Rev	December 2002 Amount	% Rev	Change Amount	%
Net Revenues:						
Home Health Care:						
Visiting nurses	$ 29,375,519	35.3%	$ 28,799,296	35.6%	$ 576,223	2.0%
Personal care	32,266,965	38.8%	29,928,685	37.0%	2,338,280	7.8%
	61,642,484	74.0%	58,727,981	72.5%	2,914,503	5.0%
Adult day care	21,617,259	26.0%	22,224,469	27.5%	(607,210)	-2.7%
	$ 83,259,743	100.0%	$ 80,952,450	100.0%	$ 2,307,293	2.9%
Operating income:						
Home Health Care						
Visiting nurses	$ 4,281,189	14.6%	$ 4,996,141	17.3%	$ (714,952)	-14.3%
Personal care	3,786,610	11.7%	3,596,130	12.0%	190,480	5.3%
	8,067,799	13.1%	8,592,272	14.6%	(524,473)	-6.1%
Adult day care	1,068,178	4.9%	1,733,608	7.8%	(665,430)	-38.4%
	9,135,977	11.0%	10,325,880	12.8%	(1,189,903)	-11.5%
Unallocated corporate expense	6,194,977	7.4%	6,876,276	8.5%	(681,299)	-9.9%
	2,941,000	3.5%	3,449,603	4.3%	(508,603)	-14.7%
Facility gains/(losses)	(104,489)	-0.1%	-	0.0%	(104,489)	NM
Interest expense	658,867	0.8%	788,915	1.0%	(130,048)	-16.5%
Income taxes	752,920	0.9%	994,725	1.2%	(241,805)	-24.3%
Income from continuing operations	$ 1,424,724	1.7%	$ 1,665,963	2.1%	$ (241,239)	-14.5%

Our net revenues for the year ended December 31, 2003 grew approximately $2.3 million or 2.9% over the year ended December 31, 2002 despite the impact of Medicare rate cuts as described in the Visiting Nurse segment discussion below. Our Visiting Nurse segment revenues grew primarily due to increased patient volumes of about 7%. Our acquisition of Medlink OH accounted for approximately $4.3 million of revenue growth in Personal Care. A variety of other factors led to Personal Care revenue decreases, the most significant factor being the impact of spending reductions in the Kentucky Medicaid program, as described in the Personal Care segment discussion below. Operating income before unallocated corporate expense decreased from the same period last year primarily as a result of the Visiting Nurse Medicare rate cut and spending reductions in the Kentucky Medicaid program in Personal Care. Unallocated corporate expenses in 2002 included approximately $816,000, consisting primarily of professional fees, related to the cost of conducting our investigation into the restatement of our financial statements as disclosed in our Form 10-K for the nine months ended December 31, 2001. It is possible that additional costs related to the investigation may be incurred in future periods. Interest expense in 2003 was lower than in 2002 as a result of lower interest rates and lower average borrowings.

The facility losses incurred in 2003 resulted from the sale of our building in Ft. Myers, FL for a net loss of $13,362 and a leasehold improvement loss of $91,127 related to the relocation of our Owensboro ADC center.

Our effective income tax rate for continuing operations was approximately 34.6% of income before income taxes for 2003 as compared to an effective income tax rate of approximately 37.4% for 2002. The lower tax rate in 2003 is primarily a result of changes in the distribution of taxable income and losses in the various state and local jurisdictions in which we operate.

Visiting Nurse Segment-Year Ended December 31, 2003 and 2002

	Year Ended					
	December 2003		December 2002		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$ 29,375,519	100.0%	$ 28,799,296	100.0%	$ 576,223	2.0%
Cost of services	22,382,927	76.2%	20,912,330	72.6%	1,470,597	7.0%
General and administrative	1,280,512	4.4%	1,290,706	4.5%	(10,195)	-0.8%
Depreciation and Amortization	860,478	2.9%	884,608	3.1%	(24,130)	-2.7%
Uncollectible accounts	570,414	1.9%	715,511	2.5%	(145,097)	-20.3%
Operating income	$ 4,281,189	14.6%	$ 4,996,141	17.3%	$ (714,952)	-14.3%
Admissions	10,536		9,815		721	7.3%
Patient months of care	24,493		22,865		1,628	7.1%
Revenue per patient month	$ 1,199		$ 1,259		$ (60)	-4.8%
Cost of services per patient month	$ 914		$ 915		$ (1)	-0.1%
Billable Visits	235,375		229,977		5,398	2.3%

We received a Medicare rate decrease of approximately 5.3% which went into effect October 1, 2002, thus reducing revenue per patient month. Had that rate cut gone into effect on January 1, 2002 revenues for 2002 would have been lower by approximately $718,000. Additionally, effective April 1, 2003, our Medicare rates for patients served in rural areas were reduced which lowered revenues by approximately $264,000 for the year ended December 31, 2003. In October 2003 Medicare rates were increased by 2.2%. Despite the net effective rate cuts, our Visiting Nurse revenues grew by a net $576,223 or 2.0% on admission and patient month growth of 7.3% and 7.1%, respectively. We had the same number of agencies in operation in both periods.

Our cost of services as a percentage of revenue was higher in 2003 than 2002 primarily due to the Medicare rate cut. Cost of services per patient month was substantially unchanged as higher patient volume offset increases in professional nursing costs. Our decrease in revenue per patient month resulted primarily from the reimbursement changes described above.

Personal Care Segment-Year Ended December 31, 2003 and 2002

	Year Ended					
	December 2003		December 2002		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$ 32,266,965	100.0%	$ 29,928,685	100.0%	$ 2,338,280	7.8%
Cost of services	27,429,394	85.0%	25,549,162	85.4%	1,880,232	7.4%
General and administrative	222,911	0.7%	143,434	0.5%	79,477	55.4%
Depreciation and Amortization	257,668	0.8%	156,253	0.5%	101,414	64.9%
Uncollectible accounts	570,382	1.8%	483,705	1.6%	86,677	17.9%
Operating income	$ 3,786,610	11.7%	$ 3,596,130	12.0%	$ 190,480	5.3%
Admissions	2,529		2,490		39	1.6%
Patient months of care	36,577		35,171		1,406	4.0%
Patient days of care	441,732		398,913		42,819	10.7%
Billable hours	1,764,047		1,575,996		188,051	11.9%
Revenue per billable hour	$ 18.29		$ 18.99		$ (0.70)	-3.7%

Our personal care revenues increased 7.8% to $32.3 million in 2003 from $29.9 million in 2002 Our mid-2002 acquisition of Medlink Ohio, increased our revenues approximately $4,342,000. Personal care revenues excluding the Medlink acquisition, decreased approximately $2,000,000 due to lower sales volumes in Kentucky personal care operations primarily due to Kentucky Medicaid program cut-backs. Average revenue per billable hour declined slightly due primarily to mix changes.

General administrative costs increased due to the addition of segment management personnel. The provision for uncollectible accounts increased due to the aging of certain accounts due to increased difficulties and extended payment time frames from some state Medicaid programs.

Adult Day Care Segment - Year Ended December 31, 2003 and 2002

	Year Ended					
	December 2003		December 2002		Change	
	Amount	% Rev	Amount	% Rev	Amount	%
Net revenues	$ 21,617,259	100.0%	$ 22,224,469	100.0%	$ (607,210)	-2.7%
Cost of services	17,451,470	80.7%	17,354,243	78.1%	97,227	0.6%
General and administrative	1,730,456	8.0%	1,970,334	8.9%	(239,878)	-12.2%
Depreciation and Amortization	946,737	4.4%	758,241	3.4%	188,497	24.9%
Uncollectible accounts	420,416	1.9%	408,043	1.8%	12,373	3.0%
Operating income	$ 1,068,178	4.9%	$ 1,733,608	7.8%	$ (665,430)	-38.4%
Admissions	846		1,099		(253)	-23.0%
Patients served	19,461		19,708		(247)	-1.3%
Patient days of care	303,008		311,199		(8,191)	-2.6%
Revenue per patient day	$ 71.34		$ 71.42		$ (0.08)	-0.1%
ADC in-center averages:						
Average weekday attendance	1,033		1,038		(5)	-0.5%
Center capacity	1,390		1,377		13	0.9%
Center occupancy rate	74.3%		75.4%		-1.1%	-1.5%

Our Adult Day Care revenues decreased 2.7% to $21.6 million in 2003 from $22.2 million in 2002 primarily due to lower sales volumes in Kentucky adult day center operations primarily due to Kentucky Medicaid program cut-backs. Average revenue per day of care declined slightly due primarily to mix changes. Occupancy in the adult day care centers was 74.3% of capacity in 2003 as compared to 75.4% in 2002. Depreciation and amortization increased due to the addition of new guest transportation vans and investments in information technology.

Liquidity and Capital Resources

Revolving Credit Facility. In March 2004, we renewed our $22.5 million credit facility with Bank One Kentucky NA with a new expiration date of June 30, 2006. The credit facility bears interest at the bank's prime rate plus a margin (ranging from -0.75% to -0.25%, currently -0.5%) dependent upon total leverage and is secured by substantially all assets and the stock of our subsidiaries. The weighted average interest rates were 4.41% and 4.00% for the quarters ended December 31, 2004 and 2003, respectively, and 3.97% and 4.14% for the year ended December 31, 2004 and 2003, respectively. The interest rate in effect at December 31, 2004 was 4.50%. We pay a commitment fee of 0.25% per annum on the unused facility balance. Borrowings are available equal to the greater of: a) a multiple of earnings before interest, taxes, depreciation and amortization (as defined) or b) an asset based formula, primarily based on accounts receivable. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 31, 2004 the formula permitted approximately $17.8 million to be used, of which approximately $3.8 million was outstanding. Additionally, an irrevocable letter of credit, totaling $4.2 million, was outstanding in connection with our self-insurance programs. Thus, a total of $8 million was either outstanding or committed as of December 31, 2004 while an additional $9.8 million was available for use. Our revolving credit facility is subject to various financial covenants. As of December 31, 2004, we were in compliance with the covenants. Under the most restrictive of our covenants, we are required to maintain minimum net worth of at least $10,500,000.

We believe that this facility will be sufficient to fund our operating needs for at least the next year. We will continue to evaluate additional capital, including possible debt and equity investments in us, to support a more rapid development of the business than would be possible with internal funds.

Collection of Cost Report Receivables and Sale Lease-back. We received $1.4 million from the Kentucky Medicaid program in collection of three year old cost report receivables in late August 2004. In October 2004 we completed the sale-lease back of our only real estate parcel and received the net proceeds of approximately $1.1 million. The sale lease-back generated a deferred pre-tax gain of approximately $123,000 which is being amortized against rent expense over the initial term of the lease. The cash generated from these actions was used to reduce outstanding borrowings on the credit facility.

Stock and Warrant Redemption. In March 2001, we redeemed 748,501 shares of common stock and a warrant to purchase 200,000 shares of common stock (at an exercise price of $12.50 per share). Our cost of redemption totaled approximately $5.1 million. On August 19, 2002, we redeemed 210,100 shares of our common stock from a private investor at a total cost of approximately $1.5 million.

On-Going Stock Buy Back Program. In March 2001, following the Stock and Warrant Redemption discussed above, our Board of Directors authorized up to an additional $1 million to be used to acquire shares of our common stock. In April 2001, we initiated a stock repurchase plan in compliance with Rule 10b-18 of the Securities Exchange Act of 1934. This plan permits purchases to take place selectively from time to time in open market purchases through a broker or in privately negotiated transactions. During the nine months ending December 31, 2001 a total of 57,400 shares were repurchased under this program, a total of $516,678 was expended for an average acquisition cost of $9.00. During the year ended December 31, 2002 a total of 39,971 shares were repurchased for a total of $374,456 and an average acquisition cost of $9.37 per share. During the year ended December 31, 2003, a total of 9,400 shares were repurchased under this program, all of which were in open market purchases. A total of $65,896 was expended on these purchases for an average acquisition cost of $7.01 per share. During the year ended December 31, 2004, there were no shares repurchased under this program.

Cash Flows

Key elements to the Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 were as follows:

Net Change in Cash and Cash Equivalents	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Provided by (used in):			
Operating activities	$ 6,909,873	$ 5,931,906	$ 5,161,107
Investing activities	374,205	(2,132,358)	(5,472,605)
Financing activities	(7,329,838)	(3,792,403)	(355,514)
Discontinued operations activities	(426,952)	(81,536)	(287,595)
Net decrease in cash and cash Equivalents	$ (472,712)	$ (74,391)	$ (954,607)

Year Ended December 31, 2004

Net cash provided by operating activities resulted principally from our current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Most of the decrease in accounts receivable resulted from cost report settlements. Days sales outstanding were approximately 53 and 64 at December 31, 2004 and 2003, respectively. The increase in accounts payable and accrued liabilities resulted primarily from the timing of payments. Net cash used in investing activities resulted principally from cash received from sale of assets partially offset by capital expenditures. Net cash used in financing activities resulted primarily from repayments on our credit facility and payment of capital lease and debt obligations.

Year Ended December 31, 2003

Net cash provided by operating activities resulted principally from our current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the decrease in accounts receivable resulted from Medicare cost report settlements. Days sales outstanding were approximately 64 and 73 at December 31, 2003 and 2002, respectively. The decrease in accounts payable and accrued liabilities resulted primarily from a lower liability under our self-insured employee health program. This lower liability resulted from a) an intentional acceleration of the claims payment process and b) lower employee participation due to an increase in required employee contributions. The decrease in other assets and liabilities is principally the result of the discontinuation and payout of the deferred compensation plan. Net cash used in investing activities resulted principally from improvements in our information systems and a cash bond of $1.1 million posted in a litigation appeal, partially offset by cash received from sale of assets. Net cash used in financing activities resulted primarily from repayments on our credit facility and payment of capital lease and debt obligations.

Year Ended December 31, 2002

Net cash provided by operating activities resulted principally from our current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the increase in accounts receivable resulted from revenue growth. Days sales outstanding were approximately 73 and 82 at December 31, 2002 and 2001, respectively. The decrease in accounts payable and accrued liabilities resulted primarily from a lower liability under our self-insured employee health program. This lower liability resulted from a) an intentional acceleration of the claims payment process and b) lower employee participation due to an increase in required employee contributions. Net cash used in investing activities resulted principally from amounts invested in the acquisition of Medlink Ohio, improvements in information systems and adult day care expansion activities. Net cash used by financing activities resulted primarily from borrowings on our credit facility offset by payment of capital lease and debt obligations and repurchases of our common stock, net of proceeds from stock option exercises.

Contractual Obligations. The following table provides information about the payment dates of our contractual obligations at December 31, 2004, excluding current liabilities except for the current portion of long-term debt (amounts in thousands):

	2005	2006	2007	2008	2009	Thereafter	Total
Revolving credit facility	$ -	$ 3,770	$ -	$ -	$ -	-	$ 3,770
Capital lease obligations	371	546	359	300	166	130	1,872
Notes payable	310	-	-	-	-	-	310
Operating leases	2,906	2,285	1,862	1,554	941	989	10,537
Total	$ 3,587	$ 6,601	$ 2,221	$ 1,854	$ 1,107	$ 1,119	$ 16,489

We believe that a certain amount of debt has an appropriate place in our overall capital structure and it is not our strategy to eliminate all debt financing. We believe that our cash flow from operations, and borrowing capacity on our bank credit facility will be sufficient to cover operating needs, future capital expenditure requirements and scheduled debt payments of miscellaneous small borrowing arrangements and capitalized leases. In addition, it is likely that we will pursue growth from acquisitions, partnerships and other ventures that would be funded from excess cash from operations, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace.

Commitments and Contingencies

Letter of Credit. We have an outstanding letter of credit of $4.2 million at December 31, 2004, which benefits our third-party insurer/administrator for our automobile and workers' compensation self-insurance programs. The amount of such insurance program letter of credit is subject to negotiation annually upon renewal and may vary in the future based upon such negotiation, our historical claims experience and expected future claims. It is reasonable to expect that the amount of the letter of credit will increase in the future, however, we are unable to predict to what degree.

Acquisition Agreements. On March 29, 2005 the Company entered into an agreement to acquire all the assets and business operations of a Medicare-certified visiting nurse agency located in Bradenton, Florida. The total purchase price of $3.2 million will be paid $2.5 million in cash at closing (expected to be April 1, 2005) with the $700,000 balance in the form of a note payable bearing interest at 6% due in its entirety two years after closing. The Company will fund the cash portion of the purchase price with available borrowings on its revolving credit facility. The acquired operations generated net revenues of approximately $3.5 million in the year ended December 31, 2004.

We currently have no other obligations related to acquisition agreements. However, we periodically seek acquisition candidates and may reasonably be expected to enter into acquisitions in the future.

General and Professional Liability. Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We also know of incidents that have occurred through December 31, 2004 that may result in the assertion of additional claims. We carry insurance coverage for this exposure; however our deductible per claim increased from $5,000 to $25,000 effective July 1, 2001 and to $250,000 effective April 1, 2003.

We record estimated liabilities for our insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. We monitor our estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to our results of operations and financial condition.

Other Litigation

Franklin Litigation
On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of our common stock (approximately 13% of shares outstanding), filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in our acquisition of certain home health operations in February 1991. The 1994 suit alleged that we failed to use our best efforts to register the shares held by the plaintiffs as required by the merger agreement. We settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003. In April 2003 the court issued a ruling in favor of the plaintiffs awarding damages of $984,970. We believe the Court erred both in its finding of liability and in its determination of the amount of damages. We are seeking appellate review of the lower court decision. As a part of the appeal, we were required to post cash of $1,154,241 in an escrow account with the Tennessee Courts in lieu of a supersedeas appeal bond until the appeal court issues a decision. This cash is reflected as "Cash held in escrow" in the accompanying balance sheet and will remain in escrow until the matter reaches its ultimate resolution.

Based on the advice of legal counsel, we believe that the damage award by the lower court does not create a "probable" loss as set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." Accordingly, no provision for the damages award has been recorded in the accompanying financial statements. Should the facts and circumstances change in the future to the extent that such a loss appears probable, we would record a provision at that time.

Based on the advice of legal counsel, we believe we have strong grounds for appealing the trial court's decision and we intend to vigorously pursue our appeal. We can give no assurance that we will be successful in our appeal. The appeals court heard oral arguments in the case in February 2005 but has given no indication of when it will issue a ruling.

Kentucky Transportation Litigation
Prior to July 1, 2002, the Commonwealth of Kentucky managed its Medicaid transportation program internally. Effective July 1, 2002 the Commonwealth contracted with an independent broker (the Broker) for the management of the program in the Louisville KY area. The Broker then contracted with us, among others, for the provision of transportation services to Medicaid beneficiaries. Our services pursuant to the contract were limited to transportation of Medicaid beneficiaries who also attended our in-center adult day care programs. The Broker almost immediately began to encounter significant financial difficulties and paid us for only a small portion of the amounts due for services rendered. On October 22, 2002, three of the Broker's other contracted providers filed a motion with the US Bankruptcy Court to liquidate the Broker under Chapter 7 of the Federal Bankruptcy Code. On November 25, 2002, the Broker voluntarily chose to convert its bankruptcy status to a Chapter 11 voluntary reorganization. On March 3, 2003, the Broker reconverted its case to a Chapter 7 liquidation proceeding.

In May 2003, along with a group of other affected providers, we filed suit against the Commonwealth in Franklin Circuit Court seeking payment directly from the Commonwealth. The Commonwealth objected to the lawsuit on the basis of sovereign immunity (since the group did not have a direct contract with the Commonwealth) and filed a motion to dismiss the lawsuit. In July 2003, a hearing on the motion to dismiss was held and at the judge's request written briefs were filed before the judge would make a decision. In August 2003, the motion to dismiss was granted and after discussion with legal counsel, an appeal of this decision was made to the Kentucky Court of Appeals. On September 24, 2004 the appeals court affirmed the lower court's decision. In its decision, the Court indicated that we could pursue its claim at the Kentucky Board of Claims; such a claim would be limited to $200,000 in damages.

On June 26, 2004 a lawsuit was filed on behalf of the bankruptcy estate against the Commonwealth of Kentucky. The case alleges that the state misrepresented material facts about the contract that it signed with the Transportation Broker. The suit alleges that the Commonwealth intentionally under-funded the contract with the bankrupt Broker. Unlike the group of affected providers in the Franklin Circuit Court proceeding discussed above, the Broker did have a direct contract with the Commonwealth.

As of December 31, 2004 and December 31, 2003, the Broker owed us approximately $535,000, which amount is included in accounts receivable, net on the accompanying balance sheets. Based on discussions with legal counsel, we estimate that we will be able to recover approximately 80% of the claim if the lawsuit is successful. Accordingly, we have established a collectibility reserve of approximately $106,000 against the receivable in this case. Although we currently believe we will be successful in ultimately collecting the amounts currently due us under this arrangement, there can be no assurance that such amounts will in fact be collected. Should it become evident in the future that a material amount will not be collectible, we will, at that time, record an additional provision for uncollectible accounts.

Our senior credit facility agreement provides that the loss of either or both of the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.

Medicaid Dependence

We have a significant dependence on state Medicaid reimbursement programs. For the year ended December 31, 2004, approximately 12.8%, 12.3%, 12.2%, 2.8%, 2.0% 4.8%, 0.8% and 0.1% of our revenues were generated from Medicaid reimbursement programs in the states of Ohio, Maryland, Kentucky, Florida, Massachusetts, Connecticut, Indiana and Alabama, respectively.

Approximately 52% of our 2004 revenues were derived from state Medicaid and other government programs, most of which are currently facing significant budget issues. The Medicaid programs in each of the states in which we operate are taking actions or evaluating taking actions to control the rate of growth of Medicaid expenditures. Among these actions are the following:

- Redefining eligibility standards for Medicaid coverage
- Redefining coverage criteria for home and community based care services
- Slowing payments to providers by increasing the minimum time in which payments are made
- Limiting reimbursement rate increases
- Changing regulations under which providers must operate

The actions being taken and/or being considered are because the number of Medicaid beneficiaries and their related expenditures are growing at a faster rate than the government's revenue. Medicaid is consuming a greater percentage of the budget. This issue is exacerbated when revenues slow in a slowing economy. We believe that these financial issues are cyclical in nature rather than indicative of the long-term prospect for Medicaid funding of health care services. Additionally, we believe our services offer the lowest cost alternative to institutional care and are a part of the solution to the states' Medicaid financing problems. It is possible, however, that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on our results of operations, financial condition and liquidity.

Health Care Reform

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document. Proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue.

Such future changes may further impact our reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on our operations.

Federal and State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as us. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

We cannot predict what additional government regulations may be enacted in the future affecting our business or how existing or future laws and regulations might be interpreted, or whether we will be able to comply with such laws and regulations in our existing or future markets.

Refer to the sections on "Reimbursement Changes and Cautionary Statements – Forward Outlook and Risks" in Part I, and the "Notes to the Consolidated Financial Statements" and elsewhere in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. We implemented changes in our operations to comply with the privacy aspects of HIPAA and we believe we are in compliance. We do not expect the cost of complying with privacy standards to have a material effect on our results of operations or financial position. We implemented changes in our operations to comply with the electronic transaction and code sets aspects of HIPAA and we believe we are in compliance with those requirements. Independent of HIPAA requirements, we have been developing new information systems with improved functionality to facilitate improved billing and collection activities, reduced administrative costs and improved decision support information. We have incorporated the HIPAA mandated electronic transaction and code sets into the design of this new software.

Regulations with regard to the security components of HIPAA were published in 2003. Those regulations are required to be implemented by April 2005. We believe we will be in compliance with the security regulations, with no material impact on our results of operations or financial position.

Discontinued Operations

During the year ended December 31, 2003, we recorded in income from discontinued operations a one-time reduction in estimated tax liabilities of approximately $854,000 due to the expiration of various statutory limitations pertaining to the tax year 1999 in which we sold our product operations.

We follow the guidance in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassify operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented. Several ADC units closed, sold or held for sale have been reclassified in our financial statements as further explained in the notes to the financial statements. Revenues from discontinued ADC units were approximately $2.2 million, $3.6 million and $4.8 million in the years ended December 31, 2004, 2003 and 2002 respectively. Net losses from discontinued ADC units were approximately ($339,000), ($158,000) and ($321,000) in the years ended December 31, 2004, 2003 and 2002 respectively, and such amounts are included in net loss from discontinued operations in the accompanying financial statements.

In the three years ended December 31, 2004, no operating units in the VN or PC segments met the criteria to be reclassified as discontinued operations.

Impact of Inflation

We do not believe that inflation has had a material effect on income during the past several years.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Derivative Instruments

We do not use derivative instruments.

Market Risk of Financial Instruments

Our primary market risk exposure with regard to financial instruments is to changes in interest rates.

At December 31, 2004, a hypothetical 100 basis point increase in short-term interest rates would result in a reduction of approximately $95,000 in annual pre-tax earnings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net revenues	$ 86,827,180	$ 83,259,743	$ 80,952,450
Cost of services	73,097,205	68,857,816	65,470,647
General and administrative expenses	6,454,289	7,487,829	7,604,921
Cost of restatement	-	-	815,794
Depreciation and amortization expense	2,459,463	2,411,886	2,004,227
Provision for uncollectible accounts	1,810,105	1,561,212	1,607,258
Income from continuing operations before other income (expense) and income taxes	3,006,118	2,941,000	3,449,603
Other income (expense):			
Interest expense	(447,038)	(658,867)	(788,915)
Facility losses	(43,363)	(104,489)	-
Income from continuing operations before income taxes	2,515,717	2,177,644	2,660,688
Provision for income taxes	985,821	752,920	994,725
Income from continuing operations	1,529,896	1,424,724	1,665,963
Income (loss) from discontinued operations, net of tax	(338,641)	695,473	(321,050)
Net income	$ 1,191,255	$ 2,120,197	$ 1,344,913
Per share amounts-Basic:			
Average shares outstanding	2,303,267	2,294,771	2,416,224
Income from continuing operations	$ 0.66	$ 0.62	$ 0.69
Income (loss) from discontinued operations	(0.15)	0.30	(0.13)
Net income	$ 0.52	$ 0.92	$ 0.56
Per share amounts-Diluted:			
Average shares outstanding	2,567,468	2,538,871	2,719,809
Income from continuing operations	$ 0.60	$ 0.56	$ 0.61
Income (loss) from discontinued operations	(0.13)	0.27	(0.12)
Net income	$ 0.46	$ 0.84	$ 0.49

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2004	December 31, 2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 423,031	$ 895,743
Accounts receivable – net	12,791,682	14,682,338
Prepaid expenses and other current assets	654,650	736,255
Deferred tax assets	1,188,980	863,611
Net assets of discontinued operations	122,503	34,193
TOTAL CURRENT ASSETS	15,180,846	17,212,140
CASH HELD IN ESCROW	1,154,241	1,154,241
PROPERTY AND EQUIPMENT – NET	5,106,628	7,223,989
GOODWILL	6,449,310	6,335,783
OTHER ASSETS	171,045	174,739
	$ 28,062,070	$ 32,100,892

LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,260,747	$ 2,292,995
Accrued liabilities	4,823,157	4,624,012
Current portion - capital leases and notes payable	577,785	225,578
	8,661,689	7,142,585
LONG-TERM LIABILITIES:		
Revolving credit facility	3,769,575	10,891,423
Capital leases	1,312,750	1,085,178
Notes payable	-	300,000
Deferred tax liabilities	225,690	61,328
Other liabilities	525,435	356,032
TOTAL LONG-TERM LIABILITIES	5,833,450	12,693,961
TOTAL LIABILITIES	14,495,139	19,836,546
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.10; authorized 10,000,000 shares; 3,414,874 and 3,394,874 issued, respectively	341,490	339,490
Treasury stock, at cost, 1,096,783 shares	(7,772,048)	(7,772,048)
Additional paid-in capital	26,548,634	26,439,304
Accumulated deficit	(5,551,145)	(6,742,400)
TOTAL STOCKHOLDERS' EQUITY	13,566,931	12,264,346
	$ 28,062,070	$ 32,100,892

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2001	3,317,874	$ 331,790	837,312	$ (5,783,597)	$ 26,040,728	$ (10,207,510)	$ 10,381,411
Options Exercised	51,800	5,180			136,927		142,107
Repurchased Shares			250,071	(1,922,555)			(1,922,555)
Tax benefit from exercise of non-qualified stock options					158,208		158,208
Net Income						1,344,913	1,344,913
Balance, December 31, 2002	3,369,674	$ 336,970	1,087,383	$ (7,706,152)	$ 26,335,863	$ (8,862,597)	$ 10,104,084
Options Exercised	25,200	2,520			73,630		76,150
Repurchased Shares			9,400	(65,896)			(65,896)
Tax benefit from exercise of non-qualified stock options					29,811		29,811
Net Income						2,120,197	2,120,197
Balance, December 31, 2003	3,394,874	$ 339,490	1,096,783	$ (7,772,048)	$ 26,439,304	$ (6,742,400)	$ 12,264,346
Options Exercised	20,000	2,000			66,750		68,750
Tax benefit from exercise of non-qualified stock options					42,580		42,580
Net Income						1,191,255	1,191,255
Balance, December 31, 2004	3,414,874	$ 341,490	1,096,783	$ (7,772,048)	$ 26,548,634	$ (5,551,145)	$ 13,566,931

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities:			
Net income	$ 1,191,255	$ 2,120,197	$ 1,344,913
Less income (loss) from discontinued operations	(338,641)	695,473	(321,050)
Income from continuing operations	1,529,896	1,424,724	1,665,963
Adjustments to reconcile income from continuing operations to net cash provided by /(used in)operating activities:			
Depreciation and amortization	2,459,463	2,411,886	2,004,227
Provision for uncollectible accounts	1,810,105	1,561,212	1,607,258
Loss on sale of assets	43,363	104,489	-
Deferred income taxes	(161,007)	806,937	298,722
	5,681,821	6,309,249	5,576,170
Change in certain net assets, net of the effects of acquisitions:			
(Increase) decrease in:			
Accounts receivable	80,551	84,359	(462,839)
Prepaid expenses and other current assets	81,607	(270,883)	317,299
Other assets	3,694	799,127	214,725
Increase (decrease) in:			
Accounts payable and accrued expenses	1,029,056	(199,957)	(560,135)
Other liabilities	33,145	(789,990)	75,886
Net cash provided by/(used in) operating activities	6,909,873	5,931,906	5,161,107
Cash flows from investing activities:			
Cash held in escrow	-	(1,154,241)	-
Capital expenditures	(560,017)	(1,664,109)	(2,523,028)
Cash received from sale of assets	1,047,749	685,992	-
Acquisitions, net of cash acquired	(113,527)	-	(2,949,577)
Net cash provided by/(used in) investing activities	374,205	(2,132,358)	(5,472,605)
Cash flows from financing activities:			
Net revolving credit facility borrowings (repayments)	(7,121,848)	(3,590,814)	1,895,705
Repurchase of common shares	-	(65,896)	(1,922,555)
Proceeds from stock option exercises	68,750	76,150	142,107
Principal payments on capital leases and notes payable	(276,740)	(211,843)	(470,771)
Net cash used in financing activities	(7,329,838)	(3,792,403)	(355,514)
Net cash used in discontinued operations	(426,952)	(81,536)	(287,595)
Net decrease in cash and cash equivalents	(472,712)	(74,391)	(954,607)
Cash and cash equivalents at beginning of period	895,743	970,134	1,924,741
Cash and cash equivalents at end of period	$ 423,031	$ 895,743	$ 970,134
Supplemental disclosures of cash flow information:			
Cash payment of interest, net of amounts capitalized	$ 517,000	$ 703,000	$ 822,000
Cash payment of taxes	$ 993,000	$ 42,000	$ 465,000
Summary of non-cash investing activities:			
Capital expenditures financed under capital leases	$ 556,520	$ 392,012	$ 373,833
Acquisition note payable	$ -	$ -	$ 300,000

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

ALMOST FAMILY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of *Almost Family, Inc.* (a Delaware corporation) and its wholly-owned subsidiaries (collectively "*Almost Family*" or the "Company"). The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. All material intercompany transactions and accounts have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Uninsured deposits at December 31, 2004, and December 31, 2003 were approximately $423,000 and $896,000, respectively. These amounts have been deposited with national financial institutions.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives. The estimated useful lives of depreciable assets are as follows:

	Estimated Useful Life In Years
Leasehold improvements	3-10
Medical equipment	2-10
Office and other equipment	3-10
Transportation equipment	3-5
Internally generated software	3

GOODWILL

The goodwill acquired is stated at cost. Subsequent to its acquisitions, the Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company utilizes appropriate methods in measuring whether or not the goodwill is recoverable.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141 eliminated the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, adopted by the Company January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives can no longer be amortized, but instead must be tested for impairment at least annually. The Company completed the required initial test for impairment upon adoption in 2002 and concluded that no impairment exists. In addition, the Company has completed the required annual tests for impairment in 2004 and 2003 and concluded that no impairment exists

There was an addition to the Company's goodwill of $113,527 for the fiscal year ended December 31, 2004 for the one acquisition. Accumulated goodwill amortization at December 31, 2004 and 2003 was approximately $4 million.

LONG-LIVED ASSETS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement superceded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 on January 1, 2002 and there was no effect on the financial position and results of operations of the Company during the years ended December 31, 2004 and 2003.

CAPITALIZATION POLICIES

Maintenance, repairs and minor replacements are charged to expense as incurred. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recognized in income.

Construction costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets. Consistent with AICPA Statement of Position 98-1, the Company capitalizes the cost of internally generated computer software developed for the Company's own use. Software development costs of approximately $218,000, $922,000 and $1,381,000 were capitalized in the years ended December 31, 2004 and 2003 and 2002, respectively.

NET REVENUES

The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. It is common for issues to arise related to: 1) the determination of cost-reimbursed revenues, 2) medical coding, particularly with respect to Medicare, 3) patient eligibility, particularly related to Medicaid, and 4) other reasons unrelated to credit risk, all of which may result in adjustments to recorded revenue amounts. Management continuously evaluates the potential for revenue adjustments and when appropriate provides allowances for losses based upon the best available information. There is at least a reasonable possibility that recorded estimates could change by material amounts in the near term.

Approximately 52% of the Company's 2004 revenues were derived from state Medicaid and other government programs, some of which are currently facing significant budget issues. It is possible that the actions taken by the state Medicaid programs in the future could have a significant unfavorable impact on the Company's results of operations, financial condition and liquidity.

The following table sets forth the percent of the Company's revenues generated from Medicare, state Medicaid programs and other payors:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Medicare	33.8%	31.8%
Medicaid & other government programs:		
Ohio	12.8%	11.8%
Maryland	12.3%	13.3%
Kentucky	12.2%	13.5%
Connecticut	4.8%	4.4%
Florida	2.8%	3.3%
Massachusetts	2.0%	2.9%
Indiana	0.8%	1.0%
Alabama	0.1%	0.2%
Subtotal	47.9%	50.4%
All other payers	18.3%	17.8%
Total	100.0%	100.0%

Concentrations in the Company's accounts receivable were as follows:

	As of December 31, 2004		As of December 31, 2003	
	Amount	Percent	Amount	Percent
Medicare	$ 2,380,099	18.1%	$ 1,757,663	10.3%
Medicaid & other government programs:				
Kentucky	3,473,950	12.4%	4,829,308	28.3%
Ohio	2,224,726	9.4%	1,911,246	11.2%
Connecticut	1,134,986	6.9%	1,109,205	6.5%
Maryland	919,234	5.2%	904,429	5.3%
Indiana	680,984	3.0%	767,912	4.5%
Massachusetts	465,797	2.8%	529,005	3.1%
Alabama	9,916	0.0%	-	-%
Florida	498,608	1.6%	273,035	1.6%
Subtotal	9,408,202	41.3%	10,324,140	60.5%
All other payers	3,628,060	40.6%	4,982,890	29.2%
Subtotal	15,416,359	100.0%	17,064,693	100.0%
Allowance for uncollectible accounts	(2,624,677)		(2,382,355)	
	$ 12,791,682		$ 14,682,338	

At December 31, 2004 and 2003, the Company had approximately $525,000 and $1,960,000 of net receivables outstanding specifically related to filed or estimated cost reports. Of these amounts, approximately $5,000 and $1,826,000, respectively, were due from the Kentucky Medicaid program.

The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. The Company does not believe there are any significant credit risks associated with receivables from Federal and state third-party reimbursement programs. The allowance for doubtful accounts principally consists of management's estimate of amounts that may prove uncollectible for coverage, eligibility and technical reasons.

NET INCOME PER SHARE

Net income per share is presented as a unit of basic shares outstanding and diluted shares outstanding. Diluted shares outstanding is computed based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares result from dilutive stock options. The following table is a reconciliation of basic to diluted shares used in the earnings per share calculation:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Basic weighted average outstanding shares	2,303,267	2,294,771	2,416,224
Add-common equivalent shares representing shares issuable upon exercise of dilutive options	264,201	244,100	303,585
Diluted weighted average number of shares at year end	2,567,468	2,538,871	2,719,809

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Refer also to "NET REVENUES" above and to Note 2 -- "HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS".

FINANCIAL STATEMENT RECLASSIFICATIONS

Certain amounts have been reclassified in the December 31, 2003 financial statements and related notes in order to conform to the 2004 presentation. Such reclassifications had no effect on previously reported net income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, payables and debt instruments. The book values of cash, accounts receivable and payables are considered representative of their respective fair values. The fair value of the Company's debt instruments approximates their carrying values as substantially all of such debt has rates which fluctuate with changes in market rates.

STOCK-BASED COMPENSATION

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. In 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS No. 123) was issued and, if fully adopted, changes the method of recognition of costs on plans similar to the Company's. The Company adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the Company's stock option grants since options granted have been at exercise prices at least equal to fair value of the Company's common stock at the grant date.

Had compensation cost for stock option grants been determined based upon the fair value at the grant date for the awards in the years ended December 31, 2004, 2003 and 2002 consistent with the provisions of SFAS 123, the effect on net income and earnings per share would have been reduced to the following pro forma amounts:

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002	
Net income, as reported:	$	1,191,255	$	2,120,197	$	1,344,913
Pro forma stock-based compensation expense, net of tax		710		41,808		67,722
Pro forma net income	$	1,190,545	$	2,078,389	$	1,277,191
Pro forma earnings per share:						
Basic	$	0.52	$	0.91	$	0.53
Diluted	$	0.46	$	0.82	$	0.47

ADVERTISING COSTS

The Company expenses the costs of advertising as incurred. Advertising expense was $98,033, $131,721 and $146,218 for the years ended December 31, 2004, 2003, and 2002, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB published a revision of FASB Statement No. 123. "Accounting for Equity Based Compensation". FASB 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset. The notes to financial statements of both public and nonpublic entities will disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements. If the Company had adopted this statement during 2004 it would have had an immaterial effect on results of operations and financial condition.

DISCONTINUED OPERATIONS

During the year ended December 31, 2003, the Company recorded in income from discontinued operations a one-time reduction in estimated tax liabilities of approximately $854,000, due to the expiration of various statutory limitations pertaining to the tax year in which the Company sold its product operations in 1999.

DISCONTINUED ADULT DAY CARE OPERATIONS

The Company follows the guidance in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and, when appropriate, reclassifies operating units closed, sold, or held for sale out of continuing operations and into discontinued operations for all periods presented. Several ADC segment units closed, sold, or held for sale, have been reclassified in the financial statements. These units were either closed or sold by the Company due to their financial performance. Revenues from discontinued ADC units were approximately $2.2 million, $3.6 million and $4.8 million in the years ended December 31, 2004, 2003 and 2002 respectively. Net losses from discontinued ADC units were approximately ($339,000), ($158,000) and ($321,000) in the years ended December 31, 2004, 2003 and 2002 respectively, and such amounts are included in net loss from discontinued operations in the accompanying financial statements.

In the three years ended December 31, 2004, no operating units in the VN or PC segments met the criteria to be reclassified as discontinued operations.

NOTE 2 - HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS

HEALTH CARE REFORM

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as the Company. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

The Company cannot predict what additional government regulations may be enacted in the future affecting its business or how existing or future laws and regulations might be interpreted, or whether the Company will be able to comply with such laws and regulations in its existing or future markets.

Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Company implemented changes in its operations to comply with the privacy aspects of HIPAA and it believes it is in compliance. The Company does not expect the cost of complying with privacy standards to have a material effect on its results of operations or financial position. The Company implemented changes in its operations to comply with the electronic transaction and code sets aspects of HIPAA and believes it is in compliance with those requirements. Independent of HIPAA requirements, the Company has been developing new information systems with improved functionality to facilitate improved billing and collection activities, reduced administrative costs and improved decision support information. The Company has incorporated the HIPAA mandated electronic transaction and code sets into the design of this new software.

Regulations with regard to the security components of HIPAA were published in 2003. Those regulations are required to be implemented by April 2005. We believe we will be in compliance with the security regulations, with no material impact on our results of operations or financial position.

NOTE 3 - ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2004	December 31, 2003
Wages and employee benefits	$ 1,470,091	$ 1,813,763
Insurance accruals	2,018,890	2,766,764
Accrued taxes	1,142,018	(254,349)
Accrued professional fees and other	192,158	297,834
	$ 4,823,157	$ 4,624,012

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, including equipment under capital leases, consist of the following:

	December 31, 2004	December 31, 2003
Land	$ -	$ 150,000
Buildings and improvements	-	684,263
Leasehold improvements	4,079,485	4,280,706
Medical equipment	651,133	620,690
Computer equipment and software	9,476,161	9,187,538
Office and other equipment	2,960,686	2,844,925
Transportation equipment	3,899,052	3,279,169
	21,066,517	21,047,291
Less accumulated depreciation	(15,959,889)	(13,823,302)
	$ 5,106,628	$ 7,223,989

Depreciation and amortization expense (including amortization on assets held under capital leases) was $2,459,463 and $2,411,886 for the years ended December 31, 2004 and 2003, respectively.

NOTE 5 - REVOLVING CREDIT FACILITY

Revolving Credit Facility. . In March 2004, the Company renewed its $22.5 million credit facility with Bank One Kentucky NA with a new expiration date of June 30, 2006. The credit facility bears interest at the bank's prime rate plus a margin (ranging from -0.75% to -0.25%, currently -0.5%) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. The weighted average interest rates were 4.41% and 4.00% for the quarters ended December 31, 2004 and 2003, respectively, and 3.97% and 4.14% for the year ended December 31, 2004 and 2003, respectively. The interest rate in effect at December 31, 2004 was 4.50%. The Company pays a commitment fee of 0.25% per annum on the unused facility balance. Borrowings are available equal to the greater of: a) a multiple of earnings before interest, taxes, depreciation and amortization (as defined) or b) an asset based formula, primarily based on accounts receivable. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 31, 2004 the formula permitted approximately $17.8 million to be used, of which approximately $3.8 million was outstanding. Additionally, an irrevocable letter of credit, totaling $4.2 million, was outstanding in connection with the Company's self-insurance programs. Thus, a total of $8 million was either outstanding or committed as of December 31, 2004 while an additional $9.8 million was available for use. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2004, the Company was in compliance with the covenants. Under the most restrictive of its covenants, the Company is required to maintain minimum net worth of at least $10,500,000.

The Company received $1.4 million from the Kentucky Medicaid program in collection of three year old cost report receivables in late August 2004. In October 2004 the Company completed the sale-lease back of its only real estate parcel and received the net proceeds of approximately $1.1 million. The sale lease-back generated a deferred pre-tax gain of approximately $123,000 which is being amortized against rent expense over the initial term of the lease. The cash generated from these actions was used to reduce outstanding borrowings on the credit facility.

NOTE 6 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Company's book and tax bases of assets and liabilities and tax carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal tax carryforwards and temporary differences were as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets		
Nondeductible reserves and allowances	$ 491,000	$ 171,000
Intangibles	955,000	1,214,000
Insurance accruals	744,000	718,000
Net operating loss carryforwards	725,000	838,000
	2,915,000	2,941,000
Valuation allowance	(557,000)	(639,000)
	2,358,000	2,302,000
Deferred tax liabilities		
Accelerated depreciation	(1,395,000)	(1,500,000)
Net deferred tax assets	$ 963,000	$ 802,000
Deferred tax assets (liabilities) are reflected in the accompanying balance sheets as:		
Current	$ 1,189,000	$ 864,000
Long-term	(226,000)	(62,000)
Net deferred tax assets	$ 963,000	$ 802,000

The Company has state and local net operating loss carryforwards of approximately $17.9 million which expire on various dates through 2016.

Provision (benefit) for income taxes consists of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Federal – current	$ 1,088,000	$ 29,000	$ (27,000)
State and local - current	179,000	22,000	43,000
Deferred	(281,000)	702,000	979,000
	$ 986,000	$ 753,000	$ 995,000
Shown in the accompanying statements of income as:			
Continuing operations	$ 986,000	$ 753,000	$ 995,000
Discontinued operations	30,000	(956,000)	(207,000)
	$ 1,016,000	$ (203,000)	$ 788,000

A reconciliation of the statutory to the effective rate of the Company (for continuing operations only) is as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Tax provision using statutory rate	34.0%	34.0 %	34.0 %
Valuation allowance	(0.5%)	(0.8%)	(2.7%)
State and local taxes, net of Federal benefit	5.0%	(0.6%)	4.0 %
Other, net	0.7%	2.0 %	2.1 %
Tax provision for continuing operations	39.2%	34.6 %	37.4 %

The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations to realize its recorded net deferred tax assets is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. There can be no assurances that the Company will meet its expectations of future taxable income. However, management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to realize the net deferred tax assets as of December 31, 2004.

During the year ended December 31, 2004, 2003 and 2002, based on changes in facts and circumstances, favorable changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for these periods include a reduction of previously recorded valuation allowances of approximately $21,000, $96,000 and $73,000, respectively.

During the year ended December 31, 2003, the Company recorded in income from discontinued operations a one-time reduction in estimated tax liabilities of approximately $854,000, due to the expiration of various statutory limitations pertaining to the tax year in which the Company sold its product operations.

NOTE 7 – STOCKHOLDERS' EQUITY

Employee Stock Option Plans

The Company has the following stock option plans:

1. The Company has a Nonqualified Stock Option Plan which provided for the granting of options to key employees, officers, and directors, to purchase up to 220,000 shares of the Company's common stock. The period of time for granting options under this plan has expired. As of December 31, 2004, options for 40,500 shares were outstanding under this plan.

2. The Company has a 1991 Long-term Incentive Nonqualified Stock Option Plan which provided for the granting of options to purchase up to 500,000 shares of the Company's common stock to key employees, officers, and directors. The period of time for granting options under this plan has expired. As of December 31, 2004, options for 360,493 shares were outstanding under this plan.

3. The Company has a 1993 Stock Option Plan for Non-employee Directors which provided for the granting of options to purchase up to 120,000 shares of the Company's common stock to directors who are not employees. Each newly elected director or any director who did not possess options to purchase 10,000 shares of the Company's common stock were automatically granted options to purchase 10,000 shares of common stock under this plan at an exercise price based on the market price as of the date of grant. As of December 31, 2004, all option shares available under this plan have been granted and options for 73,500 shares were outstanding under this plan.

4. The Company has a 2000 Stock Option Plan which provides for options to purchase up to 500,000 shares of the Company's common stock to key employees, officers and directors. The Board of Directors

determines the amount and terms of the options, which cannot exceed ten years. As of December 31, 2004, options for 51,507 shares had been granted and were outstanding under this plan. Shares available for future grant amount to 425,993 shares at December 31, 2004.

Changes in qualified options, non-qualified options and supplemental non-qualified options outstanding are summarized as follows:

	Shares	Wtd. Avg Ex. Price
March 31, 2001	692,900	$ 3.11
Granted	10,000	8.75
Exercised	(27,900)	2.60
Terminated	(7,500)	4.25
December 31, 2001	667,500	3.06
Granted	12,500	10.51
Exercised	(51,800)	2.80
Terminated	-	-
December 31, 2002	628,200	3.38
Granted	-	-
Exercised	(25,200)	3.02
Terminated	(39,500)	3.26
December 31, 2003	563,500	3.40
Granted	-	-
Exercised	(20,000)	3.44
Terminated	(17,500)	9.54
December 31, 2004	526,000	3.20

The following table details exercisable options and related information:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Exercisable at end of year	524,750	502,375	493,325
Weighted average exercise price	$ 3.18	$ 3.20	$ 2.98
Weighted average fair value of options granted during the year	$ -	$ -	$ 0.69

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for awards in the year ended December 31, 2002.: risk-free interest rates of 5.72%, expected volatility of approximately 50%, expected lives of 9.30years, and no expected dividend yields, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Ex. Price	Outstanding As of December 31, 2004	Wtd. Avg. Remaining Contractual Life	Wt. Avg. Ex. Price	Exercisable As of December 31, 2004	Wt. Avg. Ex. Price
$2.19-2.50	175,000	1.79	$2.19	75,000	$2.19
$2.50 - 3.00	136,500	8.96	$2.63	336,500	$2.98
Over $3.00	214,500	3.27	$4.38	113,250	$4.42
$2.19 – $10.59	526,000	4.25	$3.20	524,750	$3.18

Shareholders Rights Plan

On February 1, 1999 the Company implemented a shareholder protection rights plan. One right was distributed as a dividend on each share of common stock of the Company held of record as of the close of business on February 16, 1999. Subject to the terms and conditions of the plan, the rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer upon consummation of which, such person or group would beneficially own 20% or more of the common stock of the Company. If the rights are triggered, then each right not owned by the acquiring person or group entitles its holder to purchase shares of Company common stock at the right's current exercise price, having a value of twice the right's exercise price. The Company may redeem the rights at any time until the close of business on the tenth business day following an announcement by the Company that an acquiring person or group has become the beneficial owner of 20% or more of the Company's common stock.

Directors Deferred Compensation Plan

The Company has a Non-Employee Directors Deferred Compensation Plan which allows Directors to elect to receive fees for Board services in the form of shares of the Company's common stock. The Plan authorized 100,000 shares for such use. As of December 31, 2004, 56,237 shares have been allocated in deferred accounts, 4,311 have been issued to previous Directors and 39,452 remain available for future allocation. Allocated shares are to be issued to Directors when they cease to be Directors or upon a change in control. Directors' fees are expensed as incurred whether paid in cash or deferred into the Plan.

NOTE 8 – RETIREMENT PLAN

The Company administers a 401 (k) defined contribution retirement plan for the benefit of the majority of its employees, who have completed 90 days of service and been credited with 1,000 hours of service as defined by the plan agreement. The Company matches contributions in an amount equal to one-quarter of the first 10% of each participant's contribution to the plan. 401 (k) assets are held by an independent trustee, are not assets of the Company, and accordingly are not reflected in the Company's balance sheets.

The Company's retirement plan expense was approximately $74,000, $5,000 and $83,000 for the years ended December 31, 2004, 2003, and 2002.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain real estate, office space, vehicles and equipment under non-cancelable operating leases expiring at various dates through 2010 and which contain various renewal and escalation clauses. Rent expense amounted to approximately $3,499,264, $3,836,727 and $4,094,982 for years ended December 31, 2004, 2003 and 2002. At December 31, 2004 the minimum rental payments under these leases were as follows:

2005	$ 2,905,911
2006	2,284,834
2007	1,862,332
2008	1,554,107
2009	940,762
Thereafter	988,830
	$ 10,536,766

Capital Leases and Term Debt

The Company has certain assets, primarily vehicles, under capital leases. The leases include interest of approximately 7.0% per annum. Assets held under capital leases are carried at cost of approximately $2.6 million and $2.1 million with accumulated depreciation of approximately $989,000 and $677,000 as of December 31, 2004 and 2003, respectively.

The Company has an unsecured $300,000 note payable to a seller bearing interest at 6% per annum at December 31, 2004 due July 2005..

Future minimum lease payments and principal and interest payments on the term debt are as follows:

Year Ending December 31,	Capital Leases	Acquisition Note Payable	Total
2005	$ 371,415	$ 309,900	$ 681,315
2006	546,050	-	546,050
2007	358,848	-	358,848
2008	300,224	-	300,224
2009	166,402	-	166,402
Thereafter	129,828		129,828
	1,872,767	309,900	2,182,667
Less: amount representing Interest	(282,232)	(9,900)	(292,132)
Present value of minimum lease/principal payments	1,590,535	300,000	1,890,535
Less: current portion	277,785	300,000	577,785
	$ 1,312,750	$ -	$ 1,312,750

Insurance Programs

The Company bears significant insurance risk under our large-deductible automobile and workers' compensation insurance programs and its self-insured employee health program. Under its automobile insurance program, the Company bears risk up to $100,000 per incident. Under the workers' compensation insurance program, the Company bears risk up to $250,000 per incident. The Company purchases stop-loss insurance for the employee health plan that places a specific limit, generally $150,000, on its exposure for any individual covered life.

Malpractice and general patient liability claims for incidents which may give rise to litigation have been asserted against the Company by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. The Company is aware of incidents that have occurred through December 31, 2004 that may result in the assertion of additional claims. The Company carries insurance coverage for this exposure; however, its deductible per claim increased from $25,000 to $250,000 effective April 1, 2003.

The Company records estimated liabilities for its insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated insurance-related liabilities on a monthly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition.

Legal Proceedings

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

Franklin Litigation

On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding), filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003. In April 2003 the court issued a ruling in favor of the plaintiffs awarding damages of $984,970. The Company believes the Court erred both in its finding of liability and in its determination of the amount of damages. The Company is seeking appellate review of the lower court decision. As a part of the appeal, the Company was required to post cash of $1,154,241 in an escrow account with the Tennessee Courts in lieu of a supersedeas appeal bond until the appeal court issues a decision. This cash is reflected as "Cash held in escrow" in the accompanying balance sheet and will remain in escrow until the matter reaches its ultimate resolution.

Based on the advice of legal counsel, the Company believes that the damage award by the lower court does not create a "probable" loss as set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." Accordingly, no provision for the damages award has been recorded in the accompanying financial statements. Should the facts and circumstances change in the future to the extent that such a loss appears probable, the Company would record a provision at that time.

Based on the advice of legal counsel, the Company believes it has strong grounds for appealing the trial court's decision and it intends to vigorously pursue its appeal. The Company can give no assurance that it will be successful in its appeal. The appeals court heard oral arguments in the case in February 2005 but has given no indication of when it will issue a ruling.

Kentucky Transportation Litigation

Prior to July 1, 2002, the Commonwealth of Kentucky managed its Medicaid transportation program internally. Effective July 1, 2002 the Commonwealth contracted with an independent broker (the Broker) for the management of the program in the Louisville KY area. The Broker then contracted with the Company, among others, for the provision of transportation services to Medicaid beneficiaries. The Company's services pursuant to the contract were limited to transportation of Medicaid beneficiaries who also attended the Company's in-center adult day care programs. The Broker almost immediately began to encounter significant financial difficulties and paid the Company for only a small portion of the amounts due for services rendered. On October 22, 2002, three of the Broker's other contracted providers filed a motion with the US Bankruptcy Court to liquidate the Broker under Chapter 7 of the Federal Bankruptcy Code. On November 25, 2002, the Broker voluntarily chose to convert its bankruptcy status to a Chapter 11 voluntary reorganization. On March 3, 2003, the Broker reconverted its case to a Chapter 7 liquidation proceeding.

In May 2003, along with a group of other affected providers, the Company filed suit against the Commonwealth in Franklin Circuit Court seeking payment directly from the Commonwealth. The Commonwealth objected to the lawsuit on the basis of sovereign immunity (since the group did not have a direct contract with the Commonwealth) and filed a motion to dismiss the lawsuit. In July 2003, a hearing on the motion to dismiss was held and at the judge's request written briefs were filed before the judge would make a decision. In August 2003, the motion to dismiss was granted and after discussion with legal counsel, an appeal of this decision was made to the Kentucky Court of Appeals. On September 24, 2004 the appeals court affirmed the lower court's decision. In its decision, the Court indicated that the Company could pursue its claim at the Kentucky Board of Claims; such a claim would be limited to $200,000 in damages.

On June 26, 2004 a lawsuit was filed on behalf of the bankruptcy estate against the Commonwealth of Kentucky. The case alleges that the state misrepresented material facts about the contract that it signed with the Transportation Broker. The suit alleges that the Commonwealth intentionally under-funded the contract with the bankrupt Broker. Unlike the group of affected providers in the Franklin Circuit Court proceeding discussed above, the Broker did have a direct contract with the Commonwealth.

As of December 31, 2004 and December 31, 2003, the Broker owed the Company approximately $535,000, which amount is included in accounts receivable, net on the accompanying balance sheets. Based on discussions with legal counsel, the Company estimates that it will be able to recover approximately 80% of the claim if the lawsuit is successful. Accordingly, the Company has established a collectibility reserve of approximately $106,000 against the receivable in this case. Although the Company currently believes it will be successful in ultimately collecting the amounts currently due us under this arrangement, there can be no assurance that such amounts will in fact be collected. Should it become evident in the future that a material amount will not be collectible, the Company will, at that time, record an additional provision for uncollectible accounts.

The Company's loan agreement executed with its lender in March 2004 provides that the loss of either or both of the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.

NOTE 10 – STOCK REPURCHASES

During the year ended December 31, 2003, the Company purchased 9,400 shares of its common stock in open market purchases for a total cost of approximately $66,000. On August 19, 2002, the Company redeemed 210,100 shares of its common stock from a private investor at a total cost of approximately $1.5 million. During the year ended December 31, 2002, the Company also purchased an additional 39,971 shares of its common stock in open market purchases for a total cost of approximately $374,000. During the nine months ended December 31, 2001, a total of 57,400 shares were purchased in open market purchases for a total cost of approximately $517,000. There were no stock repurchases in the year ended December 31, 2004.

NOTE 11 – SEGMENT DATA

The Company operates in two service line groups: Home Health Care and Adult Day Care (ADC). The Home Health Care group consists of two reportable segments, Visiting Nurse (VN) and Personal Care (PC) while the ADC service line is also a separate reportable segment. Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

The Company's PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 65% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

The Company's ADC segment provides adult day care to disabled or frail adults who require some care or supervision, but who do not require intensive medical attention and/or wish not to live in a nursing home or other inpatient institution. These services are provided in the Company's facilities. ADC revenues are usually generated on a per day of care basis. Approximately 85% of the ADC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Certain general and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has service locations in Florida, Kentucky, Ohio, Maryland, Connecticut, Massachusetts, Indiana and Alabama (in order of revenue significance).

The presentation of the Company's operations in three segments differs from its previous reporting of two segments due to a reorganization of the way in which the Company manages its business and in the way in which information is reported, both of which resulted from refinements in the Company's business plan adopted in early 2004. Segment data for previous periods have been restated to conform to the new reporting structure.

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net revenues			
Visiting nurses	$ 32,227,614	$ 29,375,519	$ 28,799,296
Personal care	33,542,824	32,266,965	29,928,685
Adult day health services	21,056,742	21,617,259	22,224,469
	$ 86,827,180	$ 83,259,742	$ 80,952,450
Operating income (loss)			
Visiting nurses	$ 4,671,221	$ 4,281,189	$ 4,996,141
Personal care	3,036,043	3,786,610	3,596,130
Adult day health services	1,087,575	1,068,178	1,733,608
Corporate/Unallocated	(5,788,721)	(6,194,977)	(6,876,276)
	$ 3,006,118	$ 2,941,000	$ 3,449,603
Identifiable assets			
Visiting nurses	$ 4,340,804	$ 3,643,137	$ 7,485,349
Personal care	9,071,086	11,173,701	10,006,128
Adult day health services	6,447,087	7,912,285	8,396,458
Corporate/Unallocated	8,203,093	9,371,769	9,466,085
	$ 28,062,070	$ 32,100,892	$ 35,354,020
Identifiable liabilities			
Visiting nurses	$ 1,994,746	$ 1,169,886	$ 1,516,395
Personal care	2,900,642	972,131	1,569,330
Adult day health services	4,174,775	12,702,934	15,896,736
Corporate/Unallocated	5,424,976	4,991,595	6,267,475
	$ 14,495,139	$ 19,836,546	$ 25,249,936
Capital expenditures			
Visiting nurses	$ 68,517	$ 500,323	$ 514,315
Personal care	5,615	377,042	74,092
Adult day health services	184,043	435,680	222,255
Corporate/Unallocated	301,842	351,064	1,712,366
	$ 560,017	$ 1,664,109	$ 2,523,028
Depreciation and amortization			
Visiting nurses	$ 842,389	$ 860,478	$ 884,608
Personal care	346,956	257,668	156,253
Adult day health services	1,091,003	946,737	758,241
Corporate/Unallocated	179,116	347,004	205,125
	$ 2,459,463	$ 2,411,886	$ 2,004,227

NOTE 12 - QUARTERLY FINANCIAL DATA— (UNAUDITED)

Summarized quarterly financial data for the years ended December 31, 2004 and 2003 are as follows (in thousands except per share data):

	Year Ended December 31, 2004				Year Ended December 31, 2003			
	Dec. 31, 2004	**Sept. 30, 2004**	**June 30, 2004**	**March 31, 2004**	**Dec. 31, 2003**	**Sept. 30, 2003**	**June 30, 2003**	**March 31, 2003**
Net Revenues	$ 22,179	$ 21,478	$ 21,702	$ 21,468	$ 21,051	$ 20,712	$ 20,883	$ 20,614
Gross Profit	3,262	3,532	3,504	3,431	3,513	3,484	3,868	3,536
Income from continuing operations	347	412	428	342	318	304	492	310
Income from discontinued operations	(256)	(7)	(34)	(41)	791	(21)	(3)	(71)
Net income	91	405	394	301	1,109	283	489	239
Income from continuing operations								
Basic	$ 0.16	$ 0.18	$ 0.19	$ 0.15	$ 0.15	$ 0.13	$ 0.21	$ 0.13
Diluted	$ 0.14	$ 0.16	$ 0.17	$ 0.13	$ 0.13	$ 0.12	$ 0.20	$ 0.13
Income from discontinued operations								
Basic	$ (0.12)	$ -	$ (0.01)	$ (0.02)	$ 0.34	$ (0.01)	$ -	$ (0.03)
Diluted	$ (0.11)	$ -	$ (0.01)	$ (0.02)	$ 0.30	$ (0.01)	$ -	$ (0.03)
Net income per share								
Basic	$ 0.04	$ 0.18	$ 0.17	$ 0.13	$ 0.48	$ 0.12	$ 0.21	$ 0.10
Diluted	$ 0.03	$ 0.16	$ 0.15	$ 0.12	$ 0.43	$ 0.11	$ 0.20	$ 0.10

In the quarter ended December 31, 2004, the Company recorded in income from discontinued operations a one-time reduction in estimated tax liabilities of approximately $854,000, due to the expiration of various statutory limitations pertaining to the tax year in which the Company sold its product operations.

NOTE 13 – SUBSEQUENT EVENTS

On March 29, 2005 the Company entered into an agreement to acquire all the assets and business operations of a Medicare-certified visiting nurse agency located in Bradenton, Florida. The total purchase price of $3.2 million will be paid $2.5 million in cash at closing (expected to be April 1, 2005) with the $700,000 balance in the form of a note payable bearing interest at 6% due in its entirety two years after closing. The Company will fund the cash portion of the purchase price with available borrowings on its revolving credit facility. The acquired operations generated net revenues of approximately $3.5 million in the year ended December 31, 2004.

Report of Independent Auditors

Board of Directors and Stockholders
Almost Family, Inc.

We have audited the accompanying consolidated balance sheets of Almost Family, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the three years then ended. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Almost Family, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the three years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the 2004, 2003 and 2002 basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ERNST & YOUNG LLP

Louisville, Kentucky
March 18, 2005, except for Note 13, as to which the date is
March 30, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2004. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2004 that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth in the Registrant's definitive proxy statement to be filed with the Commission no later than 120 days after December 31, 2004, except for the information regarding executive officers of the Company. The information required by this Item contained in such definitive proxy statement is incorporated herein by reference.

The following table sets forth certain information with respect to the Company's executive officers.

Name	Age	Position with the Company
William B. Yarmuth (1)	52	Chairman of the Board President and Chief Executive Officer
C. Steven Guenthner (2)	44	Senior Vice President and Chief Financial Officer
Mary A. Yarmuth (3)	58	Senior Vice President
P. Todd Lyles (4)	43	Senior Vice President
Anne T. Liechty (5)	52	Senior Vice President

Executive officers of the Company are elected by the Board of Directors for one year and serve at the pleasure of the Board of Directors with the exception of William B. Yarmuth who has an employment agreement with the Company. Mary A. Yarmuth is married to William B. Yarmuth. There are no other family relationships between any director or executive officer.

(1) William B. Yarmuth has been a director of the Company since 1991, when the Company acquired National Health Industries ("National"), where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth became Chairman and CEO in 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

(2) C. Steven Guenthner has been Senior Vice President and Chief Financial Officer of the Company since 1992. From 1983 through 1992 Mr. Guenthner was employed as a C.P.A. with Arthur Andersen LLP. Prior to joining the Company he served as a Senior Manager in the firm's Accounting and Audit division specializing in mergers and acquisitions, public companies and the healthcare industry.

(3) Mary A. Yarmuth has served as Senior Vice President of the Company since 1991. From 1985 to 1991 Ms. Yarmuth served as President of the Company's Nursing Division. Ms. Yarmuth joined National in 1978.

(4) P. Todd Lyles joined the Company as Senior Vice President Planning and Development in October 1997 and now serves as Senior Vice President – Administration. Prior to joining the Company Mr. Lyles was Vice President Development for the Kentucky Division of Columbia/HCA, a position he had held since 1993. Mr. Lyles experience also includes 8 years with Humana Inc. in various financial and hospital management positions.

(5) Anne T. Liechty became Senior Vice President – VN Operations in 2001. Ms. Liechty has been employed by the Company since 1986 in various capacities including Vice President of Operations for the Company's VN segment and its Product segment.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that applies to all its directors, officers (including its chief executive officer, chief financial officer, chief accounting officer and any person performing similar functions) and employees. The Company has made the Code of Ethics and Business Conduct available on its website at www.almost-family.com.

ITEMS 11, 12, 13 and 14. EXECUTIVE COMPENSATION; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant intends to file a definitive proxy statement with the Commission pursuant to Regulation 14A (17 CFR 240.14a) not later than 120 days after the close of the fiscal year covered by this report. In accordance with General Instruction G(3) to Form 10-K, the information called for by Items 11, 12, 13 and 14 is incorporated herein by reference to the definitive proxy statement. Neither the report on Executive Compensation nor the performance graph included in the Company's proxy statement shall be deemed incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

	Page Number
(a) The following items are filed as part of this report:	
1. Index to Consolidated Financial Statements	
Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002	38
Consolidated Balance Sheets – December 31, 2004 and 2003	39
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	41
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002	40
Notes to Consolidated Financial Statements	42
Report of Independent Auditors	60
2. Index to Financial Statement Schedule	
Schedule II – Valuation and Qualifying Accounts	68

All other Schedules have been omitted because they are either not required, not applicable or, the information has otherwise been supplied in the financial statements or notes thereto.

3. Exhibits required to be filed by Item 601 of Regulation S-K, and by Item 15 (c) below:

Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit No. 3.1 of the Registrant's Annual Report on Form 10-K for the year ended March 31, 1997)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K dated February 1, 1999)
4.1	Stockholder Protection Rights Agreement dated February 1, 1999, between the Registrant and Reliance Trust Company (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated February 1, 1999)
4.2	Other Debt Instruments -- copies of other debt instruments for which the total debt is less than 10% of assets will be furnished to the Commission upon request.
10.1	Nonqualified Stock Option Plan, as amended (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815)
10.2	Supplemental Nonqualified Stock Option Plan (incorporated by reference to Exhibit 19.4 to the Registrant's Report on Form 10-Q for the Quarter Ended November 30, 1987 Commission File No. 15342)
10.3	Incentive Stock Option Plan, as amended (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815)
10.4	Amendment to the Senior Service Corporation 1987 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 19.3 to the Registrant's Report on Form 10-Q for the quarter ended November 30, 1989)
10.5	1991 Long-Term Incentive Plan (incorporated by references to the Registrant's Registration Statement on Form S-8 Reg. No. 33-81124)
10.6	Employment Agreement, dated January 1, 1996, between the Company and William B. Yarmuth (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 1996).
10.7	Loan Agreement between the Company and Bank One, KY (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 2001).
10.8	Asset Purchase Agreement between the Company and Medlink of Ohio, Inc. (incorporated by reference to the Registrant's report on Form 10K for the year ended December 31, 2002)
10.9	Third Amendment to Loan Agreement between the Company and Bank One, NA, dated March 23, 2004 (incorporated by reference to the Registrant's report on Form 10-K for the year ended December 31, 2003)
10.10	2000 Stock Option Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 333-88744)
10.11	Non-Employee Director Deferred Compensation Plan

10.12 1993 Non-Employee Directors Stock Option Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 333-881100)

21* List of Subsidiaries of Almost Family, Inc.

23.1* Consent of Ernst & Young LLP

31.1* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1* Certification of Chief Executive Officer pursuant to 18 U.S.C 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

*Denotes filed herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMOST FAMILY, INC.
March 31, 2005

S/William B. Yarmuth
William B. Yarmuth
Chairman, President and Chief Executive Officer

S/C. Steven Guenthner
C. Steven Guenthner
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

S/William B. Yarmuth William B. Yarmuth Director	March 28, 2005 Date
S/ Donald G. McClinton Donald G. McClinton Director	March 28, 2005 Date
S/ Steven B. Bing Steven B. Bing Director	March 28, 2005 Date
S/ Tyree Wilburn Tyree Wilburn Director	March 28, 2005 Date
S/ Jonathan Goldberg Jonathan Goldberg Director	March 28, 2005 Date
S/ Wayne T. Smith Wayne T. Smith Director	March 28, 2005 Date
S/ W. Earl Reed, III W. Earl Reed, III Director	March 28, 2005 Date
S/ Henry M. Altman, Jr. Henry M. Altman, Jr. Director	March28, 2005